SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐ or Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The information contained in this report on Form 6-K shall be deemed filed with the Securities and Exchange Commission solely for purpose of being and hereby is incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-188260) filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2013

Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson Executive Vice President, Corporate Development and Chief Financial Officer Shaw Communications Inc.

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Notice & Proxy Circular

2	Proxy

Exhibit 1

Notice & Proxy Circular
Annual General Meeting
January 14, 2014

Shaw

SHAW COMMUNICATIONS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND AVAILABILITY OF MATERIALS

Date:	Tuesday, January 14, 2014

Time:	11:00 a.m. (Mountain time)

Location:	Shaw – Barlow Trail Building 2400 – 32nd Avenue NE Calgary, Alberta

Shaw Communications Inc. (Shaw) will be holding its annual general meeting at the above-referenced time and location.

Shaw is using the notice and access model for delivery of materials to its shareholders for its 2014 AGM (Meeting). This model is more environmentally friendly as it will help reduce paper use and will reduce the cost of printing and mailing materials to our shareholders.

Under notice and access, holders of Class A Participating Shares (Class A Shares) receive a proxy or voting instruction form enabling them to vote at the Meeting; however, instead of a paper copy of the management proxy circular (Circular), they receive this notice with information on how they may access the Circular electronically. Holders of Class B Non-Voting Participating Shares (Class B Non-Voting Shares) will also receive this notice with information on how they may access the Circular electronically.

Business of the Meeting:	Heading in the Circular under “Business of the Meeting” where matter is described
1. Receive Shaw’s consolidated financial statements for the year ended August 31, 2013 and the auditors’ report on those statements	“Consolidated Financial Statements”
2. Elect directors	“Election of Directors”
3. Appoint auditors	“Appointment and Remuneration of Auditors”
4. Transact such other business as may properly come before the Meeting

Right to Attend / Right to Vote

Holders of Class A Shares of record at the close of business on November 29, 2013 are the only shareholders entitled to vote at the Meeting. Holders of Class B Non-Voting Shares are entitled to attend and speak at the Meeting, but are not entitled to vote on any matter proposed for consideration at the Meeting.

Voting

Registered Shareholders

A holder of Class A Shares who holds the shares directly in their own name and not through a nominee (such as a bank, securities broker, trustee, trust company or other institution) is a registered shareholder. Registered holders of Class A Shares are asked to return their proxies to CST Trust Company using one of the following methods.

Internet:	www.proxypush.ca/SJR
Telephone:	1-866-230-8484
Facsimile:	1-866-781-3111 (North America) 1-416-368-2502 (outside North America)
Email:	proxy@canstockta.com
Mail:	CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1

In order to be valid and acted upon at the Meeting, completed proxies or votes must be received by CST Trust Company by 11:00 a.m. (Mountain Time) on Friday, January 10, 2014 or, in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting. A person appointed as a proxyholder need not be a shareholder. See the Circular for further instructions.

Non-Registered Shareholders

A holder of Class A Shares who holds the shares through an account in the name of a nominee (such as a bank, securities broker, trustee, trust company or other institution) is a non-registered (or beneficial) shareholder. Non-registered holders of Class A Shares are asked to return their voting instruction form using the following methods at least one business day before the proxy deposit date noted in the voting instruction form.

Internet:	www.proxyvote.com
Telephone:	1-800-474-7493 (English) or 1-800-474-7501 (French)
Facsimile:	905-507-7793
Mail:	Data Processing Centre, PO Box 2800 Stn Lcd Malton, Mississauga ON L5T 2T7

Websites Where Meeting Materials are Posted

Electronic copies of the proxy-related materials and the 2013 Annual Report may be found and downloaded at www.proxydocs.ca/SJR or at Shaw’s profile at www.sedar.com.

Shareholders are reminded to review the Circular before voting.

Paper Copies of Meeting Materials

Should you wish to receive paper copies of the proxy materials for the Meeting or Shaw’s 2013 Annual Report, or if you have any questions about notice-and access, please contact CST Trust Company at 1-888-433-6443 or fulfilment@canstockta.com.

We estimate that a request for materials will need to be received prior to December 30, 2013 in order to receive paper copies in advance of the deadline for submission of proxies or voting instruction forms for the Meeting. Materials will be sent within three business days of requests received before the date of the Meeting.

By Order of the Board of Directors,

(signed)	Peter A. Johnson
General Counsel and Corporate Secretary

Calgary, Alberta

November 25, 2013

SHAW COMMUNICATIONS INC.

PROXY CIRCULAR

The information contained in this proxy circular is provided in connection with the solicitation of proxies by and on behalf of management of Shaw Communications Inc. (the “Corporation”) for use at the annual general meeting (the “Meeting”) of shareholders of the Corporation to be held on January 14, 2014, and any adjournments thereof, as set forth in the attached Notice of Meeting.

This year the Corporation is using the notice and access model for delivery of materials for the Meeting. This model is a more environmentally friendly approach as it helps reduce use of paper and the cost of printing and mailing materials for the Meeting. Registered and non-registered holders of Class A Participating Shares (“Class A Shares”) will receive a proxy or voting instruction form and a copy of the enclosed notice that sets out how to access this proxy circular on-line. Holders of Class B Non-Voting Participating Shares (“Class B Non-Voting Shares”) will also receive a copy of the enclosed notice. A paper copy of this proxy circular by mail can also be requested by contacting CST Trust Company at 1-888-433-6443 or fulfilment@canstockta.com.

The Corporation will not be sending Meeting materials directly to non-objecting beneficial owners of shares. The Corporation will pay for an intermediary to deliver Meeting materials to objecting beneficial owners.

Proxies are solicited by this proxy circular on behalf of management of the Corporation for use at the Meeting or any adjournments thereof. It is expected that the solicitation will primarily be by mail, but may also be made by telephone or other means of telecommunication by directors, officers or employees of the Corporation. The cost of the solicitation will be borne by the Corporation.

Unless otherwise noted, the information contained in this proxy circular is given as of November 25, 2013. All sums are expressed in Canadian dollars.

BUSINESS OF THE MEETING

1.	Consolidated Financial Statements

The Corporation’s audited consolidated financial statements for the year ended August 31, 2013 and the related management’s discussion and analysis are included in the Corporation’s 2013 Annual Report which was mailed to those shareholders who have requested a copy. Electronic copies of the 2013 Annual Report may be found and downloaded at www.proxydocs.ca/SJR or at the Corporation’s profile on www.sedar.com. A paper copy by mail can also be requested by contacting CST Trust Company at 1-888-433-6443 or fulfilment@canstockta.com.

2.	Election of Directors

Information concerning the nominees for election to the Board of Directors (the “Board”) of the Corporation is set forth below, along with certain other information relating to meetings of the Board and its committees.

The number of directors to be elected is 16. Directors will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

Management of the Corporation recommends voting in favour of each nominee listed below. In November 2012 the Board adopted a majority voting policy.

Nominees for Election to the Board of Directors(1)

The following table sets out the name of each nominee, together with his or her municipality of residence, age, year first elected or appointed a director, biography, meeting attendance record and comparative ownership of securities of the Corporation for the fiscal years ended August 31, 2013 and 2012.

PETER J. BISSONNETTE(8)(11) Calgary, AB, Canada Age: 66 Director Since: 2009 Non-Independent

•     President of the Corporation

Other positions:

•      Director of Cable Television Laboratories, Inc. (CableLabs), a not-for-profit research development consortium dedicated to pursuing new cable telecommunications technologies

•      Honorary Captain of the Royal Canadian Navy

2013 AGM Vote Results
Votes for:		20,883,380
Votes withheld:		Nil
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors				7 of 7	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(13)
2013	40,000	173,121	1,050,000	Nil	$5,265,196
2012	40,000	166,388	1,050,000	Nil

ADRIAN ILENE BURNS, LLD Ottawa, ON, Canada Age: 67 Director Since: 2001 Independent

•     Corporate Director

•      Former Member of the Copyright Board of Canada

•      Former Commissioner of the Canadian Radio-television and Telecommunications Commission

Other positions:

•      President and C.E.O., Western Limited, a Saskatchewan real estate company

•      Vice Chair and Trustee of the Board of Trustees of the National Arts Centre

•      Board member of several business and community organizations, including Carthy Foundation, Ombudsman for Banking Services and Investments, RCMP Heritage Center

•      Honorary Captain of the Royal Canadian Navy

2013 AGM Vote Results
Votes for:		20,883,380
Votes withheld:		Nil
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors				7 of 7	100%
Corporate Governance and Nominating Committee				5 of 5	100%
Executive Committee				1 of 1	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(13)
2013	2,600	6,000	50,000	35,381	$1,080,678
2012	2,600	6,000	50,000	30,465

GEORGE F. GALBRAITH Vernon, B.C., Canada Age: 69 Director Since: 1991 Independent

•       Corporate Director

•      Former President of Vercom Cable Services Ltd. which operated the cable television system serving Vernon, British Columbia

Other positions:

•       Director of Okanagan Innovation Fund

2013 AGM Vote Results
Votes for:		20,883,380
Votes withheld:		Nil
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors				7 of 7	100%
Corporate Governance and Nominating Committee				5 of 5	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(13)
2013	10,000	547,621	50,000	10,243	$13,928,747
2012	10,000	547,621	50,000	6,359

DR. RICHARD R. GREEN(9) Boulder, CO., USA Age: 76 Director Since: 2010 Independent

•      Corporate Director

•       Former President and CEO of Cable Television Laboratories, Inc. (CableLabs)

Other Public Board Membership:

•       Liberty Global, Inc. (NASDAQ)

Other positions:

•       Director of several private companies and not-for-profit organizations

2013 AGM Vote Results
Votes for:		20,887,595
Votes withheld:		785
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors				6 of 7	86%
Human Resources and Compensation Committee				4 of 5	80%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(13)
2013	Nil	Nil	70,000	23,935	$586,647
2012	Nil	Nil	70,000	15,958

DR. LYNDA HAVERSTOCK, C.M., S.O.M. Saskatoon, SK, Canada Age: 65 Director Since: 2007 Independent

•      Senior Vice President, Special Projects of RMD Engineering Inc.

•      Advisor to the President of the Saskatchewan Indian Institute of Technologies (SIIT)

•       Trustee, Government House Foundation

•       Former President and Chief Executive Officer of Tourism Saskatchewan, a public-private partnership responsible for provincial tourism (2007 – August 2012)

•       Former Lieutenant Governor of Saskatchewan (2000 – 2006)

Other positions:

•       Former Leader of the Liberal Party of Saskatchewan

•       Former Honorary Colonel of the 2 Canadian Forces Flying Training School

2013 AGM Vote Results
Votes for:		20,883,380
Votes withheld:		Nil
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors				7 of 7	100%
Corporate Governance and Nominating Committee				5 of 5	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(13)
2013	Nil	Nil	70,000	20,277	$496,989
2012	Nil	Nil	70,000	13,005

GREGG KEATING Porters Lake, N.S., Canada Age: 50 Director Since: 2007 Independent		• Chairman and Chief Executive Officer of Altimax Venture Capital, parent company of the Keating Group which comprises a diverse portfolio of business interests
2013 AGM Vote Results
Votes for:		20,883,380
Votes withheld:		Nil
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors				7 of 7	100%
Audit Committee				4 of 4	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(13)
2013	2,500	65,182	70,000	26,476	$2,310,413
2012	2,500	63,120	70,000	21,926

MICHAEL W. O’BRIEN Canmore, AB, Canada Age: 68 Director Since: 2003 Lead Director Since: 2009 Independent

•      Corporate Director

•       Until his retirement in 2002, served as Executive Vice President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated energy company

Other Public Board Membership:

•       Suncor Energy Inc. (TSX, NYSE)

2013 AGM Vote Results
Votes for:		20,883,380
Votes withheld:		Nil
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors				7 of 7	100%
Corporate Governance and Nominating Committee – Chair				5 of 5	100%
Executive Committee				1 of 1	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(13)
2013	10,000	21,250	50,000	39,357	$1,740,978
2012	10,000	21,250	50,000	34,278

PAUL K. PEW(12) Toronto, ON, Canada Age: 49 Director Since: 2008 Independent

•      Co-Founder and Co-Chief Executive Officer of G3 Capital Corp., a Toronto based alternative asset manager

•       Corporate Director and Private Investor

•       Former Vice Chairman, Investment Banking, GMP Securities Ltd., an independent investment dealer

2013 AGM Vote Results
Votes for:		20,883,380
Votes withheld:		Nil
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors				7 of 7	100%
Audit Committee – Chair				4 of 4	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(13)
2013	Nil	25,000	70,000	43,665	$1,682,979
2012	Nil	25,000	70,000	33,510

JEFFREY C. ROYER(12) Toronto, ON, Canada Age: 58 Director Since: 1995 Independent		• Private Investor Other positions: • Director of several private companies and not-for-profit organizations
2013 AGM Vote Results
Votes for:		20,883,380
Votes withheld:		Nil
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors				7 of 7	100%
Audit Committee				4 of 4	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(13)
2013	100,000(6)	14,965,572(6)	50,000	49,147	$2,037,639
2012	100,000(6)	14,965,572(6)	50,000	40,275

BRADLEY S. SHAW(7)(8) Calgary, AB, Canada Age: 49 Director Since: 1999 Non-Independent		• Chief Executive Officer of the Corporation
2013 AGM Vote Results
Votes for:		20,883,380
Votes withheld:		Nil
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors				7 of 7	100%
Executive Committee				1 of 1	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)/RSU (5)	Equity Value(13)(14)
2013	4,426,400	8,821,959	750,000	6,098	$329,470,197
2012	4,426,400	4,119,516	750,000	47,133

JIM SHAW(7)(8)(11) Calgary, AB, Canada Age: 56 Director Since: 2002 Non-Independent		• Vice Chair of the Corporation Other positions: • Director of United Acquisitions II Corp.
2013 AGM Vote Results
Votes for:		20,883,380
Votes withheld:		Nil
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors – Vice Chair				7 of 7	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(13)
2013	4,426,400	8,985,180	1,050,000	Nil	$333,321,282
2012	4,426,400	4,902,537	1,050,000	Nil

JR SHAW, O.C.(7)(8)(10) Calgary, AB, Canada Age: 79 Director Since: 1966 Non-Independent		• Founder and Executive Chair of the Corporation Other positions: • Director and President of the Shaw Foundation • Director of several private companies
2013 AGM Vote Results
Votes for:		20,883,380
Votes withheld:		Nil
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors – Executive Chair				7 of 7	100%
Executive Committee – Chair				1 of 1	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(13)
2013	8,929,800	18,369,908	Nil	Nil	$678,402,835
2012	8,929,800	26,095,542	Nil	Nil

JC SPARKMAN(9) Lakewood, CO., USA Age: 81 Director Since: 1994 Independent

•      Corporate Director

•       Former Executive Vice President and Executive Officer of Telecommunications Inc. (also known as TCI), one of the largest cable television operators in the U.S.

Other Public Board Membership:

•      Liberty Global, Inc. (NASDAQ)

•       Universal Electronics Inc. (NASDAQ)

2013 AGM Vote Results
Votes for:		20,887,595
Votes withheld:		785
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors				7 of 7	100%
Human Resources and Compensation Committee				5 of 5	100%
Executive Committee				1 of 1	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(13)
2013	10,000	56,400	50,000	32,023	$2,422,748
2012	10,000	56,400	50,000	27,245

CARL E. VOGEL(9)(12) Cherry Hills Village, CO., USA Age: 56 Director Since: 2006 Independent

•      Private Investor; Senior Advisor to DISH Network

•       Senior Advisor and Operating Partner with The Gores Group, a private equity firm

•       Vice Chairman of each of DISH Network Corporation (formerly EchoStar Communications Corporation, a satellite-delivered digital television services provider in the U.S.) and EchoStar Corp. (a developer of set-top boxes and other electronic technology) from February 2008 until March 2009

•       President from September 2006 and Vice Chairman from June 2005, EchoStar Communications Corporation until February 2008

•      Former President, Chief Executive Officer and a director of Charter Communications, a broadband service provider in the U.S.

Other Public Board Membership:

•       AMC Networks Inc. (NASDAQ)

•       Ascent Capital Group, Inc. (NASDAQ)

•       DISH Network Corporation (NASDAQ)

•       Sirius / XM Corporation (NASDAQ)

•       Universal Electronics Inc. (NASDAQ)

Other positions:

•       Director of several private companies and not-for-profit organizations

2013 AGM Vote Results
Votes for:		20,883,380
Votes withheld:		Nil
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors				7 of 7	100%
Audit Committee				4 of 4	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(13)
2013	Nil	70,000	70,000	10,243	$1,966,756
2012	Nil	70,000	70,000	6,360

SHEILA C. WEATHERILL, C.M. Edmonton, AB, Canada Age: 68 Director Since: 2009 Independent

•      Corporate Director

•     Former President and Chief Executive Officer of the Capital Health Authority (Edmonton region health administrative authority)

Other Public Board Membership:

•      Vice Chair of Epcor Utilities Inc.

Other positions:

•      Former Member, Prime Minister’s Advisory Committee on the Public Service

•      Distinguished Executive in residence in the School of Business, University of Alberta

•      Board Member, Canada Health Infoway

•      Independent Investigator of the 2008 Listeriosis Outbreak

2013 AGM Vote Results
Votes for:		20,887,595
Votes withheld:		785
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors				7 of 7	100%
Human Resources and Compensation Committee				5 of 5	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(13)
2013	Nil	Nil	70,000	19,270	$472,308
2012	Nil	Nil	70,000	12,475

WILLARD H. YUILL Medicine Hat, AB, Canada Age: 75 Director Since: 1999 Independent

•     Chairman and Chief Executive Officer, The Monarch Corporation, a private investment company

Other Public Board Membership:

•      Former director of Western Financial Group Inc. (TSX)

Other positions:

•      Director of several private companies and not-for-profit organizations

•      Trustee of the St. Andrew’s College Foundation

•      Governor of the Western Hockey League

2013 AGM Vote Results
Votes for:		20,887,595
Votes withheld:		785
Fiscal 2013 Board and Committee Meeting Attendance
Board of Directors				7 of 7	100%
Human Resources and Compensation Committee – Chair				5 of 5	100%
Securities Owned / Controlled(2)
Year	Class A Shares	Class B Non-Voting Shares	Options(3)	DSU(4)	Equity Value(13)
2013	10,800	5,734,722	50,000	14,306	$141,184,616
2012	10,800	5,734,722	50,000	10,256

Notes:

(1)

The Nominees listed above were elected as directors at the annual general meeting of shareholders of the Corporation held on January 9, 2013. For more information about the committees of the Board (Executive, Audit, Corporate Governance and Nominating, and Human Resources and Compensation), as well as the Corporation’s system and approach with respect to corporate governance, see “Statement of Corporate Governance”.

(2)

The information as to the securities beneficially owned, or over which control or direction is exercised, except as otherwise noted in Note 6, has been furnished by each of the nominees as of November 21, 2012 and November 25, 2013.

(3)	For further details of stock options granted to directors, see the information under the heading “Statement of Executive Compensation – Compensation of Directors”.
(4)

“DSU” means deferred share unit. The DDSU Plan was adopted effective January 1, 2004. See the information under the heading “Statement of Executive Compensation – Compensation of Directors – DDSU Plan”.

(5)	“RSU” means restricted share unit. The RSU Plan was adopted in June 2011. See the information under the heading “Statement of Executive Compensation – Incentive Plan Awards – Restricted Share Units”.
(6)

Jeffrey C. Royer beneficially owns 33,988 Class B Non-Voting Shares. Associates of Mr. Royer own 100,000 Class A Shares and 14,931,584 Class B Non-Voting Shares. Mr. Royer does not beneficially own, directly or indirectly, or exercise control or direction over, such shares. This information is included solely to provide more fulsome disclosure to shareholders.

(7)

JR Shaw is the father of Bradley S. Shaw and Jim Shaw. All of the Class A Shares owned or controlled by JR Shaw, Bradley S. Shaw and Jim Shaw are subject to a Voting Trust Agreement, details of which are provided under the heading “Voting Procedures – Voting Shares and Principal Holders Thereof”. Certain Class A Shares and Class B Non-Voting Shares shown for Bradley S. Shaw and Jim Shaw are beneficially owned by such individuals but are held by entities owned or controlled by JR Shaw.

(8)	Each of JR Shaw, Peter Bissonnette, Bradley S. Shaw and Jim Shaw have elected not to receive director fees.
(9)

Each of Dr. Richard R. Green and JC Sparkman is a member of the board of directors of Liberty Global, Inc. Each of JC Sparkman and Carl E. Vogel is a member of the board of directors of Universal Electronics Inc.

(10)

JR Shaw was a director of Darian Resources Ltd. (“Darian”) prior to its filing for creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) on February 12, 2010. Darian successfully completed its restructuring proceedings under the CCAA on July 2, 2010.

(11)	Peter J. Bissonnette or Jim Shaw did not serve as a member of a committee of the Board during fiscal 2013.
(12)	Each of Paul K. Pew, Jeffrey C. Royer and Carl E. Vogel qualifies as a “financial expert” under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and other applicable regulatory requirements.
(13)

Equity value is calculated using $25.55 per Class A Share and $24.51 per Class B Non-voting Share, being the closing prices on November 25, 2013. Equity value includes Class A Shares, Class B Non-Voting Shares, and DSUs. The equity value for Jeffrey C. Royer is calculated based on the shares beneficially owned by him (see note 6). Each of the directors meets the share ownership guidelines (see “Compensation of Directors – Share Ownership Guidelines”).

(14)	The equity value of Bradley S. Shaw’s holdings is comprised of $113,094,520 for Class A Shares, $216,226,215 for Class B Non-Voting Shares, and $149,462 for DSU.

Director Skills Matrix

Below is a current skills matrix for the Corporation’s directors. The Board reviews the skills and experience of the directors to ensure that key areas of expertise are represented on the Board.

Number of Directors with Experience

Senior Leadership – experience as a senior executive leading an organization	15

Business Development / M&A / Strategic Planning – management or executive experience with responsibility for identifying value creation opportunities	15

Financial Literacy – ability to critically read and analyze financial statements	16

Corporate Governance – understanding of the requirements of good corporate governance, usually gained through experience as a senior executive officer or a board member of a public organization	15

Operations – management or executive experience with cable, satellite or media companies or related technology	10

Health, Safety & Environment Management – understanding of the regulatory environment surrounding workplace health, safety, environment and social responsibility	10

Human Resources – management or executive experience with responsibility for human resources and compensation	12

Risk Evaluation – management or executive experience in evaluating and managing a variety of risks faced by an organization	14

Government and Regulatory – experience in the regulatory environment, for example, with CRTC, securities or other such regulated environments which require an understanding of public administration, regulation and policy	13

3.	Appointment and Remuneration of Auditors

Ernst & Young LLP, Chartered Accountants, the present auditors of the Corporation, has been nominated to serve as auditors of the Corporation to hold office until the next annual general meeting of shareholders of the Corporation. The Audit Committee has recommended to the Board and to shareholders the appointment of Ernst & Young LLP as the Corporation’s auditors.

Audit Fees

The aggregate amounts paid or accrued by the Corporation with respect to fees payable to Ernst & Young LLP for audit (including separate audits of non-wholly owned entities, financings, regulatory reporting requirements and Sarbanes-Oxley Act related services), audit-related, tax and other services in the fiscal years ended August 31, 2013 and 2012 were as follows:

Type of Service	Fiscal 2013	Fiscal 2012
Audit Fees	$3,067,643	$2,915,180
Audit-related Fees	30,113	387,083
Tax Fees	166,575	280,434
All Other Fees	27,648	—
Total	$3,291,979	$3,582,697

Audit-related fees for fiscal 2013 and for fiscal 2012 relate to consultation on International Financial Reporting Standards (“IFRS”). The tax fees for fiscal 2013 relate to advisory services in respect of purchase and sale of assets and linear property tax compliance and for fiscal 2012 relate to post-acquisition tax advisory services, linear property tax compliance and general tax advisory services. The other fees for 2013 relate to advisory services in respect of an assessment of a third party data centre services provider.

The Audit Committee of the Corporation considered and agreed that the above fees are compatible with maintaining the independence of the Corporation’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Corporation by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $150,000 in fees payable to Ernst & Young LLP for such services at any time until ratified by the Audit Committee. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

VOTING PROCEDURES

1.	Right to Attend / Right to Vote

Holders of Class A Shares in the capital of the Corporation of record at the close of business on November 29, 2013 (the “Record Date”) are the only shareholders entitled to vote at the Meeting. Holders of Class B Non-Voting Shares in the capital of the Corporation are entitled to attend and speak at the Meeting, but are not entitled to vote on any matter proposed for consideration at the Meeting.

2.	Registered Shareholders

A holder of Class A Shares who holds the shares directly in their own name and not through a nominee (such as a bank, securities broker, trustee, trust company or other institution) is a registered shareholder. A shareholder that holds a certificate representing their Class A Shares is a registered holder.

Voting in Person

Registered holders of Class A Shares may vote their Class A Shares in person at the Meeting. In order to vote in person, a registered holder of Class A Shares should not complete and file a form of proxy as described below.

Appointing a Proxy

Registered holders of Class A Shares may vote their Class A Shares by appointing a proxy. Each person named in the form of proxy mailed to registered shareholders is a director and officer of the Corporation. A registered holder of Class A Shares who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of that person, who need not be a shareholder, in the space provided in the form of proxy and striking out the names of the specified persons, or by completing another form of proxy.

Proxyholder Discretion

Where instructions are specified, the persons named in the form of proxy will vote the Class A Shares in respect of which they are appointed in accordance with those instructions. In the absence of an instruction, it is intended that such Class A Shares be voted for the adoption of all resolutions referred to in the Notice of Meeting.

The form of proxy mailed to registered shareholders confers discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this proxy circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter which is not now known should properly come before the Meeting, then the persons named in the form of proxy will vote on such matters in accordance with their best judgement with respect to the Class A Shares represented by the proxy.

Voting by Proxy

Registered holders of Class A Shares may file their proxy or vote with CST Trust Company by using one of the following methods.

Internet:	www.proxypush.ca/SJR
Telephone:	1-866-230-8484
Facsimile:	1-866-781-3111 (North America)
1-416-368-2502 (outside North America)
Email:	proxy@canstockta.com
Mail:	CST Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1

(To file by internet or telephone, a registered holder of Class A Shares will require the control number that is printed on the form of proxy mailed to that shareholder.)

To be valid and acted upon at the Meeting, completed proxies or votes must be received by CST Trust Company by 11:00 a.m. (Mountain Time) on Friday, January 10, 2014 or, in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the adjourned or postponed Meeting.

Revocation of Proxy

A shareholder who has given a proxy may revoke it, in any manner permitted by law, including by signing a proxy bearing a later date or a notice of revocation and, in either case, delivering it to the attention of the Corporate Secretary of the Corporation at its registered office up to the day before the Meeting or to the Chair of the Meeting on the day of the Meeting.

3.	Non-Registered Holders

A holder of Class A Shares through an account in the name of a nominee (such as a bank, securities broker, trustee, trust company or other institution) is a non-registered shareholder. In this case the nominee is listed on a register maintained by the Corporation’s transfer agent, but that non-registered holder is not.

Non-registered shareholders will receive a voting instruction form rather than a form of proxy.

Voting in Person

Non-registered holders of Class A Shares may vote their Class A Shares in person at the Meeting. In order to vote in person, a non-registered holder of Class A Shares should not put voting instructions on the voting instruction form. Instead, that shareholder should write their name in the space provided on the voting instruction form and then sign and return it, making sure to follow the instructions on the voting instruction form carefully.

Voting Instruction Form

Each person named in the voting instruction form mailed to non-registered shareholders is a director and officer of the Corporation. A non-registered holder of Class A Shares who wishes to appoint some other person to represent him or her at the Meeting may do so by inserting the name of that person, who need not be a shareholder, in the space provided in the voting information form.

Non-registered holders of Class A Shares are asked to file their voting instruction form or votes at least one business day before the proxy deposit date noted in the voting instruction form by carefully following the instructions on the voting instruction form provided to the non-registered shareholder and using one of the following methods.

Internet:	www.proxyvote.com
Telephone:	1-800-474-7493 (English) or 1-800-474-7501 (French)
Facsimile:	905-507-7793
Mail:	Data Processing Centre, PO Box 2800 Stn Lcd Malton, Mississauga ON L5T 2T7

4.	Voting Shares and Principal Holders Thereof

Only the holders of Class A Shares of record at the close of business on the Record Date will be entitled to vote on all matters at the Meeting. Each holder of Class A Shares is entitled to one vote for each such share held. As of November 25, 2013, there were 22,520,064 outstanding Class A Shares in the capital of the Corporation.

The only person who, to the knowledge of the directors and executive officers of the Corporation, beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the Class A Shares is JR Shaw who beneficially owns, controls or directs 17,782,600 Class A Shares, representing approximately 79% of the issued and outstanding Class A Shares. JR Shaw, members of his family and corporations owned or controlled by them have entered into a Voting Trust Agreement relating to all Class A Shares they own, control or direct. The voting rights with respect to such shares are exercised by the representative of a committee of five trustees. The Corporation has been advised that all of such Class A Shares will be voted in favour of the resolutions referred to in the Notice of the Meeting. The Corporation therefore anticipates that these resolutions will be approved.

5.	Restricted Shares

Holders of Class B Non-Voting Shares are not entitled to vote at meetings of shareholders of the Corporation, except as provided by law, and will not be entitled to vote on any matter at the Meeting. In the event of a take-over bid, in certain circumstances which are fully described in the Corporation’s Annual Information Form to be dated November 29, 2013, a holder of Class B Non-Voting Shares may be entitled to convert such shares into Class A Shares for purposes of tendering to the take-over bid. As of November 25, 2013, there were 431,789,410 outstanding Class B Non-Voting Shares.

STATEMENT OF EXECUTIVE COMPENSATION

1.	Compensation Discussion and Analysis

Executive Summary

Overall, the Board believes the performance of the senior executive team has made a significant contribution to the growth and success of the Corporation. Over the past five years, revenues have increased $2.04 billion or 66% and operating income before amortization1 has improved $812 million or 58%. Over the same five year period, free cash flow1 (“FCF”) has totaled $2.72 billion of which 78% has been returned to shareholders in the form of dividend payments and share repurchases.

Shaw’s approach to executive compensation is to provide fair and equitable total compensation for its senior executive team which includes the named executive officers (the “NEOs”). Under the direction of the Human Resources and Compensation Committee, the Corporation has taken a comprehensive and strategic approach to executive pay. Our compensation program is designed to align management’s interest with the Corporation’s business objectives and performance, and to attract, retain and motivate the executive team.

The following discussion and analysis examines the compensation paid during the last financial year of the Corporation to the NEOs of the Corporation who are:

•	JR Shaw, Executive Chair;
•	Bradley S. Shaw, Chief Executive Officer;
•	Peter J. Bissonnette, President;
•	Steve Wilson, Senior Vice President and Chief Financial Officer; and
•	Jay Mehr, Senior Vice President, Operations.

Executive Compensation Guiding Principles

The guiding principles of the executive compensation philosophy of the Corporation are grounded in clear principles as outlined below.

1.	The first principle is to align compensation with the execution of business strategies and overall business performance. This principle is achieved by:

•	encouraging executives to build value for shareholders, customers, employees and community stakeholders over the short, medium and long-term;
•	considering both quantitative and qualitative performance factors to maintain a balanced approach to assessing individual and team performance; and
•

rewarding overall performance – Shaw has one criteria or bonus structure for all business units as the approach is to ensure that all employees are focused on performance and results that contribute to Shaw’s overall success.

Success requires that Shaw balance competing challenges of growth, investments in network and new technology, regulatory compliance, competition and the general economic environment. This requires:

•	annually reviewing and assessing compensation practices to ensure that they align with the business strategy and performance;
•

assuring management maintains its focus, knowledge, stability and experience in order to execute business strategies in an intensely competitive environment with rapidly evolving technology; and making capital allocation decisions involving major long-term capital investments, which shape and determine future growth and profitability.

[1]	See definitions and discussion under “Key Performance Drivers” in the Corporation’s management discussion and analysis for the year ended August 31, 2013.

2.

The second principle addresses the components of compensation. Shaw’s compensation program is designed to provide a combination of compensation elements including fixed elements that provide security and enable the Corporation to attract and retain key employees and “at risk” elements that reflect the ability to influence business outcomes and performance. These components include:

•	base salaries, which provide a fixed level of compensation to attract and retain top executives;
•	bonus payouts that respond to corporate and individual performance to motivate our leaders to deliver results based on Corporate strategies and sustain long-term corporate success;
•	a limited perquisite package, which includes annual executive medical exams; and
•	retirement plans that help attract and retain our senior leaders.

3.

The third principle is to ensure that Shaw’s executive compensation practices are market competitive, designed to attract, retain and motivate high caliber leaders. Shaw measures total compensation (including “at risk” performance pay) relative to a group of comparators (see discussion of peer group under “Benchmarking Compensation”).

Purpose and Attributes of Executive Compensation Components

The Corporation uses a combination of compensation elements that ensure executives have a significant “at risk” component of total compensation that reflects their ability to influence business outcomes and performance. The following table describes the different compensation components, which when combined support the objectives of our compensation philosophy.

The table provides a description of each component’s key features and objectives:

Type of Compensation	Form of Payment	Performance Period	Method of Determining Compensation	Objectives
Base Salary	Cash	Annual review	Corporate and individual performance and internal equity	Attract and retain high level executives
Short and Medium-term Incentive	Cash/Restricted Share Units (RSUs)	One year RSUs – 2 year life, vesting 100% in year 2	Discretionary award based on corporate and individual performance against performance measures, comparator analysis and internal equity	Motivate executives to achieve annual performance goals Also used to attract and retain executives
Long-term Incentives	Stock Options	Granted periodically Stock options – 10 year life, generally vesting 20% per year over 5 years	Discretionary awards based on corporate and individual performance and internal equity	Motivate executives to achieve long-term performance goals Also used to attract and retain executives
Pension	Defined Contribution Plan, Supplemental Executive Retirement Plan (SERP)	On-going	Approved by the Human Resources and Compensation Committee of the Board based on retention and comparator analysis Note: Effective June 27th, 2012 the SERP was closed to new members	Retention of key executives
Benefits	Same as employee benefits	On-going	Based on market value and competitiveness	Maintains engaged and healthy executives
Perquisites	Executive medical	Annual	Based on market competitiveness

Collectively, these elements of executive compensation provide:

•	secure compensation through salary and retirement benefits to attract, retain and recognize the contributions of the senior executives; and
•	“at-risk” compensation to reward the achievement of goals and enhanced shareholder value.

a.	Base Salary

Base salary is designed to provide a level of fixed compensation that is determined at the beginning of each fiscal year. It is reviewed annually taking into account changes in market conditions, changes in level/scope of responsibility and accountabilities of each role.

Base salary for the NEOs is typically above the median of the comparator group (approximately 75th to 80th percentile). The Corporation and the Human Resources and Compensation Committee determined to pay above the median of competitor group to ensure that the Corporation attracts and retains top executives in the communications industry and to reflect Shaw’s smaller executive team, lower operating expenses and a flatter management structure.

b.	Short and Medium-term Incentives (Bonus and RSUs)

“At risk” bonus compensation is designed to drive the achievement of the Corporation’s business and the individual’s annual goals. Bonus payments are made in cash based on corporate and individual performance.

The purpose of the medium-term “at-risk” compensation (Restricted Share Units “RSUs”) is to provide additional compensation on a periodic basis to ensure attraction and retention of executives. RSU awards are discretionary and are granted by the Human Resources and Compensation Committee from time to time to reward executive performance. RSUs were added to the “at-risk” compensation in fiscal 2011 and are considered to be medium term compensation. The grants in 2011 had a term of two years and paid out in full in 2013 on the second anniversary of the grant.

The Human Resource and Compensation Committee in its discretion determines payout levels after considering FCF, operating income before amortization, and revenue generating units (“RGUs”) along with prior year payouts relative to prior year performance. Consideration is also given to other business initiatives including strategic planning and significant transactions. As a general rule, the majority of the bonus amount (approximately 80%) is based on overall corporate performance with the remainder linked to the results and accomplishments from each individual’s annual “Personal Leadership Inventory Commitments” as discussed further below. Generally, if performance improves year-over-year, bonus payments are expected to increase; conversely, if performance is poorer year-over-year, bonus payments are expected to decrease.

c.	Long-term Incentives

The purpose of the long-term “at-risk” compensation is to provide additional compensation on a periodic basis to ensure a continued balanced performance focus with the overall objective of creating shareholder value. The benefits of option awards require sustained performance through execution.

Stock option awards are discretionary and are granted by the Human Resources and Compensation Committee from time to time. Relative to Shaw’s comparators, Shaw grants significantly fewer stock options. The Corporation has preferred to reward executive performance through the bonus program and, as a result, longer-term incentives such as stock option awards were limited. When stock options are granted, the Corporation’s current practice is to award options for terms of ten years with 20% of the options in a grant vesting on each of the first, second, third, fourth and fifth anniversaries of the grant.

Shaw has traditionally not used long-term incentives to the extent used by many of its peers due to the significant equity ownership of two of its five NEO’s. For this reason, there is currently no formal granting policy of long-term incentives.

Particular to Shaw, two of the NEOs are members of the Shaw Family Group that controls the Corporation through its holdings of Class A Shares and holds a significant interest in Class B Non-Voting Shares (see “Voting Shares and Principal Holders Thereof”). The Corporation and the Human Resources and Compensation Committee has determined that equity based compensation is a relatively less effective motivation for Shaw’s senior executive team than it may be for its comparators.

d.	Retirement Plans and Benefits

The Human Resources and Compensation Committee approves participation in the Senior Executive Retirement Plan (“SERP”) for senior executives of the organization (including the NEOs). This defined benefit pension plan is designed to reflect the significant contributions that the selected senior executives have made and are expected to make to the Corporation. The SERP was established in 2001 and reflects the Corporation’s preference to deliver competitive compensation through elements other than equity-based awards. The SERP requires participants to achieve a minimum vesting level before any payment or award. This SERP, which forms part of the senior executive’s total compensation, is in addition to the pension benefits earned through the Corporation’s Defined Contribution Plan, which is generally standard for all employees. The NEOs participate in the same group benefit plans as all other employees.

In June 2012, the Human Resources and Compensation Committee approved several changes to the SERP including: (i) closing the SERP to new members, (ii) revision to the terms of the SERP so that for the purposes of calculating pension benefits, base salary is fixed at fiscal 2012 levels, and (iii) providing for the funding of the SERP over a period of six years up to 90% of the obligation. The second change caused a significant impact to the potential retirement compensation of the NEOs, resulting in the compensation summary table showing negative total compensation amounts for two of the five NEOs in 2012.

Fiscal 2013 Pay Decisions

a.	Base Salary

The following table outlines changes to base salary from the previous year.

NEO	Fiscal 2012	Fiscal 2013
JR Shaw, Executive Chair	$1,500,000	$1,500,000
Bradley S. Shaw, Chief Executive Officer	$2,500,000	$2,500,000
Peter J. Bissonnette, President	$1,750,000	$1,750,000
Steve Wilson, Senior VP and CFO	$1,500,000	$1,500,000
Jay Mehr, Senior VP, Operations(1)	$1,250,000	$1,395,833

Notes:

(1)	Reflects pro-rated salary increase to $1.5 million effective February 1, 2013.

b.	Short and medium-term Incentives (Bonus and RSUs)

There were no RSU awards granted in fiscal 2012 or 2013. As illustrated in the table below, bonus amounts were increased in fiscal 2013 responding to corporate performance.

NEO	Fiscal 2012		Fiscal 2013
JR Shaw, Executive Chair	$7,054,400	(1)	$10,140,700	(1)
Bradley S. Shaw, Chief Executive Officer	$4,400,000	(1)	$6,325,000	(1)
Peter J. Bissonnette, President	$4,750,000	(2)	$5,462,500	(1)
Steve Wilson, Senior VP and CFO	$2,600,000	(1)	$3,737,500	(1)
Jay Mehr, Senior VP, Operations	$2,600,000	(1)	$3,737,500	(1)

Notes:

(1)	Fiscal 2012 bonus was paid out at 80% of target whereas fiscal 2013 bonus was paid out at 115% of target
(2)	Bonus paid out at 100% of target as part of employment/retirement arrangement.

c.	Long-term Incentives

There were no long-term incentive awards granted to the NEOs or Senior Leadership team in fiscal 2012 or 2013.

Performance Measures

Under the direction of the Human Resources and Compensation Committee, short, medium and long-term incentives are determined by reviewing the performance of the Corporation and individual performance. Bonus amounts are made on a discretionary basis considering corporate and individual performance.

The Board, on recommendation from the Human Resources and Compensation Committee, may exercise its discretion in awarding compensation if performance goals are not attained or alternatively, are exceeded. For the fiscal year ending August 31, 2013, the Board exercised this discretion in increasing bonus amounts in general by 15% of the target fiscal 2013 bonus amounts.

a.	Free Cash Flow

FCF is a key component of the Corporation’s overall business performance, which supports return of capital initiatives to shareholders and debt reduction, as required. In the last three fiscal years, the Corporation has generated $1.70 billion in FCF and returned over 70% to shareholders through dividend payments. Total dividends paid to shareholders over the past three years was $1.25 billion.

The Corporation recognizes that FCF may fluctuate year-to-year, as capital investments are made to develop and grow the business and as extraneous factors arise. In fiscal 2013 the Board set a FCF goal of approximately $485 million, which was subsequently increased to range from $590 million to $600 million. The Corporation has provided preliminary FCF guidance for fiscal 2014 and the Board will take into account possible risks, opportunities and developments in the competitive market dynamics when evaluating the performance of the senior executive team in achieving the fiscal 2014 targets.

b.	Operating Income before Amortization

Operating income before amortization and the ability to grow this financial measure is one of the key financial metrics driving the valuation of the Corporation. Over the last three years the Corporation has increased operating income before amortization by $461 million or 26%.

Financial results continue to be in the upper quartile of performance. The senior executive team’s focus on operations continues to produce superior operating margins. During fiscal

2013, the Corporation’s consolidated core cable and satellite operating margin was 45%, and was generally consistent with fiscal 2012, fiscal 2011 (adjusted to exclude the one-time Part II recovery) and fiscal 2010, reflecting continued solid performance in the highly competitive landscape.

c.	Revenue Generating Units

As at August 31, 2013 the Cable and Satellite divisions have approximately 6.2 million RGUs – which represents the number of products sold to customers. During fiscal 2013 overall RGUs declined approximately 35,500. The competitive environment continues to increase as telecommunication companies across the Corporation’s operating areas aggressively expand their service offerings and the Corporation’s strategy is to balance financial results with maintenance of overall RGUs.

During fiscal 2013 the Corporation continued to grow its Internet business and win incremental market share adding over 28,000 subscribers, or RGUs.

The Digital Phone product has been a solid success and the Corporation has over 1.3 million Digital Phone lines. RGU growth of 52,500 Digital Phone lines was achieved in fiscal 2013.

During fiscal 2013 the Corporation lost approximately 116,000 Video RGUs comprised of 109,500 Video cable subscribers and 6,500 Shaw Direct DTH subscribers.

d.	Other Business Initiatives/Strategic Planning

Fiscal 2013 was highlighted with a number of strategic transactions.

Early in the calendar year the Company entered into agreements with Rogers Communications Inc. (“Rogers”) to sell to Rogers its shares in Mountain Cablevision Limited (“Mountain Cable”); and grant to Rogers an option to acquire its wireless spectrum licenses; and, to purchase from Rogers its 33.3% interest in TVtropolis General Partnership (“TVtropolis”). The sale of Mountain Cable and the purchase of TVtropolis closed during the year after the respective regulatory approvals were received. The potential option exercise for the sale of the wireless spectrum licenses, subject to various regulatory approvals, is expected to occur in fiscal 2015. Overall, Shaw expects to receive net proceeds of approximately $700 million from these transactions.

Shaw also entered into a number of transactions with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control. In a series of agreements to optimize its portfolio of specialty channels, Shaw agreed to sell to Corus its 49% interest in ABC Spark and 50% interest in its two French-language channels, Historia and Series+. In addition, Corus agreed to sell to Shaw its 20% interest in Food Network Canada. Shaw expects to receive net proceeds of approximately $95 million from these transactions. The ABC Spark and Food Network Canada transactions closed at the end of April while Historia and Series+, pending regulatory approval, are expected to close in the first half of fiscal 2014.

These transactions with Rogers and Corus are strategic in nature allowing the Company to use up to $500 million of the total expected net proceeds of approximately $800 million to accelerate certain capital investments to improve and strengthen its network advantage. Key investments include the completion of the Calgary data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience.

In April Shaw announced it had entered into a transaction to acquire ENMAX Envision Inc., a company providing leading telecommunication services to Calgary business customers, for approximately $225 million. The Company is committed to investing in and growing its Business Services. The acquisition closed at the end of April.

Shaw continued the build of its managed Wi-Fi network to extend the customers’ broadband experience beyond their home. The Corporation is the first service provider in Canada to deliver secure and reliable wireless broadband through an extensive Wi-Fi network covering thousands of locations. The Corporation also continued its major network upgrade to convert television analog tiers to digital (the Digital Network Upgrade), significantly increasing the capacity of the network and allowing the Corporation to expand its Internet, HD and On Demand offerings. The Corporation continues to invest in technology initiatives to recapture bandwidth and optimize its network, including using advanced encoding and digital compression technologies. The Corporation believes this investment in infrastructure provides further differentiation from the competition.

The Shaw Media division performed well and the Corporation included $353 million of operating income before amortization in the consolidated results. This strategic acquisition, completed in fiscal 2011, allows the Corporation to unite broadcasting services and content with its advanced distribution platforms to offer customers the choices they want in this rapidly evolving competitive landscape.

The executive team leads the mergers and acquisition activity and is actively involved in making the capital and operating decisions, ensuring that long-term value and profitability is being generated from the appropriate investments.

The Corporation’s efforts to maintain a strong balance sheet and financial metrics continued in fiscal 2013.

e.	Management of Talent & Leadership Development

As the Corporation continues to grow there has been an increased focus on succession planning and talent development together with the enhancement of formal leadership programs. The Corporation’s succession planning review identifies high performers as well as successors for key positions for all roles from director level to the Chief Executive Officer. The Human Resources and Compensation Committee is responsible for succession planning and oversees the Corporation’s succession planning review. The results are reviewed at least annually with the Board.

Over 80% of the Corporation’s leadership positions are filled by internal candidates with key focused external recruitment taking place. Retention of senior leaders is also critical, particularly given that the Corporation runs with a lean team of talented individuals. At the Vice President level and up, the Corporation experienced no voluntary turnover in 2013. The Corporation’s enhanced performance management process known as “The Personal Leadership Inventory”, has now evolved to include the top 500 leaders across all divisions. Through this process each leader has clear measurable business objectives known as “Personal Leadership Inventory Commitments” together with personal leadership development plans.

Employee engagement has also been a key focus over the last several years and significant improvements have been achieved. The 2013 employee engagement results showed that the Corporation has maintained its status as one of Canada’s “best in class” employers and during the year the Corporation was named in the Financial Post as one of Canada’s top 10 employers, and one of Canada’s best diversity employers and best employers for new Canadians.

Summary

The following table details the rationale as to how the above quantitative performance measures affect pay decisions for the fiscal 2013 bonus payments. In addition, the Human Resources and Compensation Committee considers various qualitative performance factors including other business initiatives and strategic transactions.

(C$ millions, unless otherwise stated)

Performance Objective	Original Fiscal 2013(1)	Fiscal 2013 Bonus Target	Fiscal 2013 Actual	Delta		Fiscal 2013 Bonus Payment
FCF	$485	100% of	$604	$119	+24.5%	115% of
Operating income before amortization	$2,177	Bonus	$2,220	$43	+2%	Bonus
Net RGUs(2)	Loss not to exceed 1%	Target	Loss did not exceed 1%	—	—	Target

Notes:

(1)	Confirmed at October 2012 Board meeting
(2)	RGUs include Video (Cable and DTH) and Internet subscribers and Digital Phone lines

Benchmarking Compensation

The Human Resources and Compensation Committee annually reviews the total compensation of the Corporation’s senior executives and compensation practices of the Corporation. As part of that review, the peer group is reviewed to ensure a balance of relevant peer organizations in terms of business commonalities and common market for executive talent.

Comparator Group Analysis

In fiscal 2013 the comparator group included the following 12 Canadian and 10 US and other companies:

Alta Gas Ltd	Finning International Inc	SNC - Lavalin Group Inc
BCE Inc.	Frontier Communications Corp	Talisman Energy Inc.
Cablevision Systems Corporation	Liberty Global, Inc	Telephone & Data Systems Inc
Canadian Pacific Railway.	Nexen Inc.	TELUS Corporation
Canadian Tire Corp	Pembina Pipeline Corporation	Virgin Media Inc
Charter Communications Inc.	Quebecor Inc	Windstream Corp
Dish Network Corp	Rogers Communications Inc
EnCana Corporation	Sirius XM Radio Inc

Note:

(1)	US or other companies are in italics.

In partnership with Mercer (Canada) Limited (“Mercer”), during fiscal 2013 Shaw developed a revised comparator group reflecting a more simplified approach using one group (no sub-groups or secondary groups). The revised comparator group was designed to align with standard Mercer methodology; whereby peer companies were selected to provide representation of industry (Cable & Satellite, Integrated/Wireless Telecommunications Services or Broadcast industries), revenue and asset size, and business complexity. The peer group also includes organizations in the Energy and Industrials economic sectors with comparable revenue, assets and market capitalization to balance the representation of Canadian (including western-Canadian) organizations as they are an important market for executive talent at Shaw.

The review entailed a competitive analysis undertaken by Mercer and included: matches of the Corporation’s NEOs total compensation with the comparator groups; and a summary of how the Corporation’s executive compensation approach compares with the comparator group in the following specific areas:

•	Base Salary
•	Short and Medium-term Incentive (Bonus and RSUs)
•	Long-term Incentives
•	Retirement Plans and Benefits

Risk Considerations in Executive Compensation

The Human Resources and Compensation Committee is responsible for overseeing the corporation’s compensation practices to ensure they do not encourage executives to take risks that could have a material adverse effect on the Corporation. The Human Resources and Compensation Committee has discussed the concept of risk as it relates to the compensation programs and does not believe that the compensation program encourages excessive or inappropriate risk taking.

In accordance with Shaw’s executive compensation guiding principles the compensation program is designed to align management’s interests with the Corporation’s business objectives and performance, with the attraction, retention and motivation to the executive team. The following characteristics of the compensation program are designed with this in mind:

•	Base salary is fixed to provide steady income regardless of share price and therefore does not encourage excessive risk-taking;
•	The pay mix is such that it ensures sufficient fixed compensation that in total represents a mix of short, medium and long-term rewards;
•	Bonus amounts are linked to performance and are only paid out on the approval of the Human Resources & Compensation Committee and the Board for the NEO’s;
•	Equity awards are only issued on a periodic basis and they vest over an extended period which helps to ensure that performance aligns with shareholders’ interests;
•	The Human Resources and Compensation Committee oversees the Corporation’s pay programs and guidelines in consultation with Mercer, its outside compensation consultant.

The Corporation has adopted a formal policy restricting reporting insiders (which includes NEOs and directors) from purchasing financial instruments such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of their equity based securities granted as compensation (stock options, RSUs and DSUs).

Stock ownership guidelines

Currently, the Corporation has not adopted guidelines that require minimum levels of share ownership for the NEOs. Since two of the five NEOs are members of the Shaw Family Group, there is significant stock ownership among the NEO’s as a whole. The Corporation also does not require NEOs to hold stock options after they vest for any particular period of time.

Clawbacks

Pursuant to the Sarbanes-Oxley Act the CEO and CFO of Shaw are subject to a statutory clawback in the event of misconduct which results in a required restatement of any financial reporting required under securities laws.

2.	Governance

The Human Resources and Compensation Committee is comprised of four independent directors, Willard H. Yuill (Chair), Dr. Richard R. Green, JC Sparkman and Sheila C. Weatherill. The committee members have many years of board (including members of other human resource committees), executive and other diverse business experience gained through involvement with public and private enterprises involved in the telecommunications and other industries in Canada or the United States. The committee is responsible for ensuring effective human resource programs and philosophies are developed and implemented in conformity with the Corporation’s vision, values and strategic objectives to continue to ensure the recruitment and attraction of the best talent at all levels. The Human Resources and Compensation Committee is governed by its charter which details the mandate, composition and responsibilities of the committee. The responsibilities of the Human Resources and Compensation Committee are described under “Statement of Corporate Governance – Human Resources and Compensation Committee”.

The committee, through meetings, presentations and reports, has a good knowledge of the key drivers and issues affecting the Corporation and regularly meets with the executive.

Consistent with the Human Resources and Compensation Committee’s charter and based on input from management, the committee strategically reviews executive compensation and the quantum of subsequent awards for all employees within the Corporation and each of the NEOs, including:

•	Management bonus payments
•	Employee success sharing bonus payments
•	Management salary recommendations
•	Stock option awards
•	RSU grants
•	Retirement plans and benefits

The Committee is engaged in discussion with and considers/reviews recommendations from the Chief Executive Officer regarding:

•	Total compensation awards ensuring appropriate internal equity among the senior leaders; and
•	Participants in the executive and management bonus programs, together with proposed levels of reward.

As part of the executive compensation review, the Human Resources and Compensation Committee makes its decisions and recommendations to the full Board on the compensation levels, stock option grants and RSU grants for each of the NEOs based on each of the above mentioned guiding principles with particular reference to the following performance measures: FCF, operating income before amortization, subscriber growth, the management of talent and leadership development, as well as other business initiatives/strategic planning.

The Human Resource and Compensation Committee retained Mercer, a wholly-owned subsidiary of Marsh & McLennan Companies, Inc., beginning in 2010 to assist the Committee in determining compensation for the Corporation’s NEOs.

The analysis and advice offered by Mercer includes assisting in identifying and validating the comparator group of companies and in continuously improving the Corporation’s disclosure strategy and communication to shareholders.

In addition, the Corporation retained Mercer to provide other services, unrelated to executive and/or director compensation during 2013 and 2012. Services provided by Mercer include (without being limited to) pension actuarial and administrative services for all defined benefit pension plans. The Corporation also retained Marsh Canada Limited, an affiliate of Mercer, to provide insurance administrative services during 2013 and 2012. The Committee is not required to pre-approve other services that Mercer or its affiliates provide to the Corporation at the request of management.

The Human Resources and Compensation Committee has considered Mercer’s analysis and advice as well as other specific factors the committee deemed to be appropriate and relevant.

Executive Compensation-Related Fees

Mercer’s aggregate fees billed for executive compensation services to the Committee in 2013 were $105,435 and in 2012 were $46,164.

All Other Fees

During 2013 and 2012, the aggregate fees paid to Mercer or its affiliates for all other services were $1,063,911 and $1,670,836, respectively.

3.	Summary Compensation Table

The following table sets forth compensation earned during the last three financial years of the Corporation by the NEOs.

Name and Principal Position	Year	Salary $	Share Based Awards(1) $	Option Based Awards(2) $	Non-Equity Annual Incentive Plan Compensation(3) $		Pension Value(5)(6) $	All Other Compensation(7) $	Total Compensation $

JR SHAW	2013	1,500,000	–	–	10,140,700	(4)	5,603,000	136,832	17,380,532
Executive Chair	2012	1,500,000	–	–	7,054,400	(4)	(1,270,000)	302,092	7,586,492
	2011	1,500,000	–	–	8,817,965	(4)	5,601,000	84,710	16,003,675

BRADLEY SHAW	2013	2,500,000	–	–	6,325,000		3,201,270	400,584	12,426,854
Chief Executive	2012	2,500,000	–	–	4,400,000		(13,796,180)	282,427	(6,613,753)
Officer	2011	2,393,940	825,000	–	4,675,000		7,765,970	191,426	15,851,336

PETER J.	2013	1,750,000	–	–	5,462,500		3,709,270	121,675	11,043,445
BISSONNETTE	2012	1,750,000	–	–	4,750,000		(1,921,180)	57,208	4,636,028
President	2011	1,750,000	–	–	4,750,000		110,970	129,277	6,740,247

STEVE WILSON	2013	1,500,000	–	–	3,737,500		940,270	128,969	6,306,739
Senior Vice	2012	1,500,000	–	–	2,600,000		(7,248,180)	74,041	(3,074,139)
President and Chief	2011	1,500,000	487,500	–	2,762,500		5,685,970	–	10,435,970
Financial Officer

JAY MEHR	2013	1,395,833	–	–	3,737,500		3,747,270	121,673	9,002,276
Senior Vice	2012	1,250,000	–	–	2,600,000		874,820	–	4,724,820
President, Operations	2011	1,140,909	487,500	–	2,762,500		1,948,970	95,842	6,435,721

Notes:

(1)

Amounts reported in 2011 represent the grant date fair value of the award of RSUs. The fair value is determined based on the average of the closing prices of the Class B Non-Voting Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days preceding the July 4, 2011 grant date. RSUs vest on the second anniversary of the grant date. See “Incentive Plan Awards – Restricted Share Units”. The grant fair value differs from the fair value determined in accordance with IFRS-2 Share-based Payment. For financial statement purposes, the accounting fair value for cash settled RSUs is remeasured at the end of each reporting period using the closing price of the Class B Non-Voting Shares on the TSX and the Black-Scholes option pricing model. The accounting fair value is amortized on a straight-line basis over the two year vesting period. On the grant date, the accounting fair value for the RSUs was $264,375 higher than the aggregate $1,800,000 compensation value disclosed in the above table.

(2)	No stock options were granted to the NEOs during fiscal 2013, 2012 or 2011.

(3)	Amounts reported represent annual cash bonuses.
(4)

Calculated and paid pursuant to the provisions of the agreement between the Corporation and JR Shaw, as described under the heading “Statement of Executive Compensation – Employment Contracts”. Under the terms of the agreement, provided that the Corporation reaches its annual financial targets, a bonus shall be paid to JR Shaw in an amount between 0.5% and 1.0% of the Corporation’s operating income before amortization (as reported in the Corporation’s annual consolidated financial statements) calculated excluding the results of Shaw Direct (the “Income Base”) for the year in which it is to be paid. For both fiscal 2011 and 2013, a bonus representing approximately 0.5% of the Income Base was paid to JR Shaw. For fiscal 2012 a reduced bonus representing approximately 0.4% of the Income Base was paid to JR Shaw (see “Short and Medium-term Incentives”).

(5)

Amounts reported include all compensatory amounts related to the Corporation’s defined contribution and defined benefit plans. The SERP compensatory amounts are actuarially determined using the projected benefit method and management’s best estimate of salary escalation and retirement ages of officers. These SERP amounts do not reflect cash figures in the current period.

(6)

The pension amounts reflected in 2012 include the impact of the SERP plan amendment to fix the base salary portion of the pensionable earnings at 2012 salary levels which generally caused a negative overall amount to be reported. See “Compensation Discussion and Analysis – Retirement Plans and Benefits”.

(7)

Amounts reported include employee share purchase plan, transportation and other benefits. If the value of perquisites and benefits does not exceed either $50,000 or 10% of the relevant NEOs total salary, no amount is reported.

4.	Incentive Plan Awards – Restricted Share Units

In June 2011, the Corporation adopted a Restricted Share Unit Plan (“RSU Plan”) under which RSUs may be granted, solely at the discretion of the Human Resources and Compensation Committee, at a value equal to the market value of one Class B Non-Voting Share at the time of grant for each RSU. On each dividend payment date for the Class B Non-Voting Shares, a number of additional RSUs is credited to the holder’s RSU account equal to, for each RSU, the amount of the per Class B Non-Voting Share dividend divided by the then current market value of a Class B Non-Voting Share. Provided the holder is still employed on such date, on the second anniversary of the grant date (or such other vesting date as the Human Resources and Compensation Committee may set at the time of grant) all RSUs relating to a particular grant will vest and become payable by cash payment equal to the then current market value of a Class B Non-Voting Share for each such RSU.

5.	Incentive Plan Awards – Stock Options

Options to acquire Class B Non-Voting Shares are granted pursuant to the Corporation’s stock option plan. The stock option plan of the Corporation provides that options may be granted to directors, officers, employees and consultants of the Corporation and for such number of Class B Non-Voting Shares as the Board, or a committee thereof, determines in its discretion, at an exercise price not less than the closing price of the Class B Non-Voting Shares on the TSX on the trading day immediately preceding the date on which the option is granted. An option shall not be immediately exercisable, but rather, shall be exercisable on vesting dates determined by the Board from time to time; provided that the Board may not grant options with vesting terms more favourable than 50% of the original grant on each of the first and second anniversary dates. Unless otherwise determined by the Board, options expire 10 years from the date of grant, and subject to limited exceptions, must be exercised while the optionee remains as a director, officer, employee or consultant of the Corporation. Provision is made in the plan for early termination of options in the event of death or cessation of employment or service arrangement (other than disability or retirement), as the case may be. Options are not transferable or assignable, unless the transfer or assignment is permitted under applicable securities laws and is in respect of options to purchase 10,000 Class B Non-Voting Shares or greater; and provided further that such transfer or assignment is approved by two senior officers of the Corporation, one of whom must be either the Chief Executive Officer or the Chief Financial Officer of the Corporation.

The maximum number of Class B Non-Voting Shares issuable under the stock option plan of the Corporation may not exceed 52,000,000 Class B Non-Voting Shares. As at August 31, 2013, 19,555,441 Class B Non-Voting Shares were issuable on exercise of outstanding options (being 4.3% of the aggregate number of Class A Shares and Class B Non-Voting Shares then outstanding) and 11,115,197 Class B Non-Voting Shares were available for future grant of options under the stock option plan. During fiscal 2013, the Corporation granted options to purchase 2,777,000 Class B Non-Voting shares (being 0.6% of the aggregate number of Class A Shares and Class B Non-Voting Shares outstanding as at August 31, 2013).

The plan provides that: (i) the maximum number of Class B Non-Voting Shares which may be reserved for issuance to insiders of the Corporation under the plan and all other security based compensation arrangements of the Corporation is limited to 10% of the number of Class B Non-Voting Shares outstanding at the date of grant (on a non-diluted basis) and (ii) the maximum number of Class B Non-Voting Shares which may be issued to insiders of the Corporation under the plan and all other security based compensation arrangements of the Corporation within a one year period is limited to 10% of the number of Class B Non-Voting Shares outstanding at the time of the issuance (on a non-diluted basis). Subject to applicable law and approval of the Board, the Corporation may provide financial assistance in connection with the exercise of an option, with recourse to the Class B Non-Voting shares purchased upon such exercise. The plan contains anti-dilution, other adjustment and “change of control” provisions.

Outstanding Option-Based and Share-Based Awards

The following table sets forth details with respect to stock options and RSUs held by the NEOs as of August 31, 2013.

	Option Awards				Share Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Aggregate Value of Unexercised In-the-Money Options(1) ($)	Number of Units that have not Vested (#)	Market or Payout Value of Share- Based Awards that have not Vested ($)	Market or Payout Value of Vested Share Based Awards Not Paid Out or Distributed ($)
BRADLEY S. SHAW	400,000	24.52	01-Sep-2017
	50,000	20.82	01-Jul-2018	2,324,000	–	–	–
	300,000	19.54	30-Jun-2019

PETER J. BISSONNETTE	600,000	24.52	01-Sep-2017
	100,000	20.82	01-Jul-2018	3,016,000	–	–	–
	350,000	19.54	30-Jun-2019

STEVE WILSON	2,000	16.31	01-Sep-2014
	198,000	16.31	01-Sep-2015
	400,000	24.52	01-Sep-2017		–	–	–
	50,000	20.82	01-Jul-2018	4,138,000
	300,000	19.54	30-Jun-2019

JAY MEHR	20,000	16.31	01-Sep-2015
	100,000	24.52	01-Sep-2017		–	–	–
	8,000	20.82	01-Jul-2018	1,471,880
	200,000	19.54	30-Jun-2019

Notes:

(1)	Based on the difference between the market value of $25.38 per Class B Non-Voting Share on August 30, 2013 and the exercise price of the options.

No options were exercised by any of the NEOs in fiscal 2013 and, accordingly, no value was realized on such exercise.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details on the vesting and payouts of awards under the Corporation’s incentive plans for the NEOs during the fiscal year ended August 31, 2013.

	Option-Based Awards Value Vested During the Year(1) ($)	Share-Based Awards Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation-Value Earned During the Year(3) ($)
JR SHAW	–	–	10,140,700
BRADLEY S. SHAW	342,000	1,062,841	6,325,000
PETER BISSONNETTE	399,000	–	5,462,500
STEVE WILSON	342,000	628,037	3,737,500
JAY MEHR	228,000	628,037	3,737,500

Notes:

(1)

Amounts reported represent the aggregate dollar value that would have been realized if all options that vested during 2013 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the options.

(2)	Amounts reported represent the valued vested and paid out in respect of RSUs (including notional dividends).
(3)	Amounts reported represent actual annual cash bonuses.

6.	Pension Plans

During fiscal 2013 the Corporation maintained both a defined contribution pension plan and a defined benefit pension plan, as described below, in which the NEOs participate.

Defined Contribution Plan

Under this plan, which is generally made available to all eligible employees, the Corporation makes annual contributions up to a maximum of 5% of each employee’s annual salary to a maximum contribution allowable under the Income Tax Act (Canada). Funds are accumulated under the employee’s name and used on retirement to purchase one of several types of annuity at the option of the employee. Contributions on behalf of the NEOs are included in “Pension Value” in the Summary Compensation Table under the heading “Statement of Executive Compensation”. As a defined contribution plan, this pension plan of the Corporation is fully funded and is not subject to surpluses or deficiencies.

The following table presents the benefits accumulated under the Corporation’s defined contribution plan for the NEOs. The actual benefits payable upon retirement will be determined by the size of each participant’s account values (based on the amount of actual contribution and realized investment returns), interest rates at the time benefits commence and the type of retirement vehicle selected (life income fund, life annuity, joint annuity, etc.).

Name(1)	Accumulated Value at September 1, 2012 ($)	Compensatory(2) ($)	Non- Compensatory(3) ($)	Accumulated Value at August 31, 2013 ($)
BRADLEY S. SHAW	419,617	24,270	48,596	492,483
PETER J. BISSONNETTE	356,140	24,270	41,305	421,715
STEVE WILSON	189,266	24,270	22,182	235,718
JAY MEHR	243,388	24,270	28,321	295,979

Notes:

(1)	No accumulated funds remain in the plan for JR Shaw as he was required to move funds from the plan by age 71.
(2)	Includes contributions paid by the Corporation.
(3)	Includes regular investment income credited to the accounts during the financial year.

Defined Benefit Plan (SERP)

Effective September 1, 2002, the Corporation established a SERP for its most senior executive officers. The SERP is a non-contributory defined benefit pension plan.

Benefits under the SERP are based on the officer’s length of service and his or her highest three year average rate of SERP eligible earnings (base salary plus annual cash bonus/RSU grant value) during his or her years of service with the Corporation. The SERP provides for payments equal to 5% of SERP eligible earnings for each of the first ten years that an executive officer is in a SERP eligible position and 1.5% for each SERP eligible year thereafter. The maximum annual pension that an officer may earn under the SERP is 70% of average SERP pensionable earnings.

An executive officer of the Corporation must be in a SERP-eligible position for five years to qualify to receive a pension. Officers who retire at age 60 or later will receive a full pension as will those officers who retire after age 55 with ten years of SERP-eligible service. Officers between the ages 55 and 60 with less than ten years of SERP-eligible service and officers between the ages 50 and 55 with 15 years of SERP-eligible service are eligible to retire with a discounted pension.

In June 2012, the Human Resources and Compensation Committee approved several changes to the SERP including: (i) closing the SERP to new members (membership is restricted to the current total of 15 active and retired members), (ii) revision to the terms of the SERP so that for the purposes of calculating pension benefits, base salary is fixed at fiscal 2012 levels, and (iii) providing for the funding of the SERP over a period of six years up to 90% of the obligation.

The following table presents the credited number of years of service at August 31, 2013 and the estimated annual retirement benefits payable to NEOs for service up to August 31, 2013 and at age 65. In addition, the total accrued pension obligation for each NEO is shown along with the changes to the obligation during the financial year ended August 31, 2013.

Name	Number of Years of Credited Service(1) (#)	Annual Benefits Payable(2)		Accrued Obligation at September 1, 2012(3) ($)	Compensatory Change(4) ($)	Non- Compensatory Change(5) ($)	Accrued Obligation at August 31, 2013(3) ($)
		At Year End ($)	At Age 65 ($)
JR SHAW	47	7,120,000	7,120,000	54,327,000	5,603,000	3,350,000	63,280,000
BRADLEY S. SHAW	18	3,534,000	6,177,500	55,695,000	3,177,000	765,000	59,637,000
PETER J. BISSONNETTE	24	4,623,000	4,716,000	68,590,000	3,685,000	(1,548,000)	70,727,000
STEVE WILSON	14	1,773,000	3,666,250	30,049,000	916,000	610,000	31,575,000
JAY MEHR	3	567,000	3,342,000	5,063,000	3,723,000	46,000	8,832,000

Notes:

(1)	Rounded to nearest whole year as of August 31, 2013.
(2)

At year end Bradley S. Shaw, Steve Wilson and Jay Mehr are not yet eligible for retirement payments. The amount showing as the annual benefits payable at August 31, 2013 reflects a notional value calculated on the assumption they are eligible to receive payments. If the NEO exceeds age 65 the current age is used.

(3)

Amounts represent the actuarial value of projected benefits for service to the date indicated. The calculation uses actuarial assumptions and methods which are consistent with those used for calculating pension obligations disclosed in the Corporation’s consolidated financial statements.

(4)	Amounts represent the projected pension benefit for service in the year plus the change in accrued obligation due to differences between actual and assumed compensation for the year.
(5)	Amounts represent the impact of interest on the obligation, changes in the interest assumption, and any other experience gains and losses.

The Corporation’s obligations and related costs of the SERP benefits earned by executive officers are actuarially determined using the projected benefit method, pro-rated on service, and management’s best estimate of salary escalation and retirement ages of officers. The pension expense with respect to the SERP for the fiscal year ended August 31, 2013 was $16 million. As at August 31, 2013 the expected aggregate benefit payments for the fiscal year ended August 31, 2014, as actuarially determined, are approximately $10 million. The accrued benefit obligation of the SERP at August 31, 2013 was $404 million and the fair value of the Plan assets was $302 million. The net SERP liability of $102 million has been recognized by the Corporation as a liability in its accounts in accordance with IFRS. In the event of a change of control of, or merger involving, the Corporation, the SERP becomes fully vested and fully funded immediately.

Further information with respect to the SERP, and the Corporation’s accounting policy with respect thereto, is set forth in Notes 2 and 26 to the audited annual consolidated financial statements of the Corporation for the year ended August 31, 2013. See “Other Information – Additional Information”.

7.	Employee Share Purchase Plan

An employee share purchase plan (the “ESPP”) was introduced in 1998 to provide employees of the Corporation with an incentive to increase the profitability of the Corporation and a means to participate in that increased profitability.

Generally, all non-unionized full time or part time employees of the Corporation and certain of its subsidiaries are eligible to enroll in the ESPP. Executive officers of the Corporation, including the NEOs, are entitled to participate in the ESPP on the same basis as all other employees of the Corporation.

Under the ESPP, each employee contributes, through payroll deductions, a minimum of $25.00 per semi-monthly pay period or $50.00 per monthly pay period to a maximum of 5% of the participant’s monthly base compensation. The Corporation contributes an amount equal to 25% of the participant’s contributions for that month. Canadian Western Trust Company, as trustee under the ESPP, or its nominee acquires Class B Non-Voting Shares for the benefit of participants through the facilities of the TSX using monies contributed to the ESPP. A participant may withdraw up to 100% of the shares vested in his or her account up to two times in any 12 month period.

As of August 31, 2013, approximately 64% of eligible employees of the Corporation purchased Class B Non-Voting Shares under the ESPP. At August 31, 2013, an aggregate of 2,827,136 Class B Non-Voting Shares were held under the ESPP.

8.	Employment Contracts

In 1997, the Corporation entered into an agreement with its Executive Chair, JR Shaw, which provides for, among other things, an annual incentive bonus. The agreement recognizes JR Shaw’s central role in founding and building the Corporation and ensures that the Corporation retains and utilizes the full benefits of his 47 years of industry experience. As Executive Chair, JR Shaw continues to provide broad stewardship and strategic vision for the Corporation. In addition, his stature as a national corporate leader and his positive long-standing reputation with government, regulatory, investor and banking communities enhances the Corporation’s capacity to achieve its strategic and financial goals.

The agreement with JR Shaw provides for an incentive bonus that is paid to him annually, provided the Corporation reaches its financial targets. The agreement also specifies that the amount is to be between 0.5% and 1.0% of the Corporation’s operating income before amortization (as reported in the Corporation’s annual consolidated financial statements) calculated excluding the results of Shaw Direct (the “Income Base”) for the year in which it is to be paid. In 2013 JR Shaw was paid a bonus which represented 0.5% of the Income Base.

No other NEO has an employment contract with the Corporation.

9.	Performance Graph

The following graph compares the cumulative five year return of the Class B Non-Voting Shares (assuming $100 invested on August 31, 2008 and reinvestment of dividends) with the Standard & Poor’s/TSX Composite Index and the Consumer Discretionary Index.

Over the past five years, revenues have increased $2.04 billion or 66% and operating income before amortization has improved $812 million or 58%. During the same period, FCF has totalled $2.72 billion of which over 78% was returned to shareholders in the form of dividend payments and share repurchases. The annual cash compensation paid to the NEOs who are constant over this same five year time period (JR Shaw, Bradley S. Shaw, Peter Bissonnette, and Steve Wilson) has grown by $12 million.

Over the five years the Corporation’s stock performance has outperformed both the S&P/TSX Composite Index and the S&P/TSX Consumer Discretionary Index.

10.	Compensation of Directors

Directors of the Corporation are currently remunerated for their services as directors according to the fee schedule set forth in the table below.

Type of Fee	Amount ($)	Total Fees Paid to Directors During Fiscal 2013 ($)
Annual Board Member Retainer Fee	65,000	782,109
Annual Lead Director Retainer Fee	75,000	75,000
Annual Committee Member Retainer Fee	3,000	36,129
Annual Committee Chair Retainer Fee(1)	10,000	20,000
Annual Audit Committee Chair Retainer Fee(1)	40,000	40,000
Board and Committee Attendance Fee (per meeting)	1,500	211,823
Total		1,165,061

Note:

(1)	The annual Committee Chair Retainer Fees include the $3,000 annual retainer fee paid to the Committee Chair as a member of the committee.

The fees paid to directors of the Corporation are payable in Canadian dollars for directors resident in Canada and in U.S. dollars for all other directors. The Corporation also reimburses directors for out-of-pocket expenses incurred in attending Board and committee meetings.

During fiscal 2013 the Corporation’s director compensation was benchmarked against a comparator group by Mercer. In order to maintain director compensation at or above the market medium the Corporation will continue to benchmark against a comparator group and adjust fees using a mix of cash and DSUs. In fiscal 2013 and 2012, each director was granted 3,500 and 3,000 DSUs, respectively.

Director Compensation Table

The following table sets out the compensation paid to each of the Corporation’s directors for the financial year ended August 31, 2013. Fees earned are paid in cash or paid in DSUs as elected by each director. See also “Statement of Executive Compensation – Compensation of Directors – DDSU Plan”.

Name	Fees Earned - Paid in Cash ($)	Fees Earned - Paid in DSU(1) ($)	Share-Based Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
Adrian I. Burns	90,500	-	80,640	32,790	203,930
George F. Galbraith	86,000	-	80,640	8,498	175,138
Dr. Richard R. Green	-	83,862	80,500	19,243	183,605
Dr. Lynda Haverstock	22,625	63,375	80,640	16,047	182,687
Gregg Keating	84,500	-	80,640	24,184	189,324
Michael W. O’Brien	172,500	-	80,640	36,631	289,771
Paul K. Pew	-	121,500	80,640	37,411	239,551
Jeffrey C. Royer	-	84,500	80,640	43,755	208,895
JC Sparkman	91,371	-	80,500	29,405	201,276
Carl E. Vogel	85,328	-	80,500	8,460	174,288
Sheila C. Weatherill	29,417	56,583	80,640	15,254	181,894
Willard H. Yuill	93,000	-	80,640	12,425	186,065

Notes:

(1)

DSUs are credited to a director’s DSU account based on dividing the cash value of the compensation by the average of the high and low prices of the Class B Non-Voting Shares on the compensation dates. Amounts paid to Dr. Richard Green, JC Sparkman and Carl Vogel, residents of the U.S., are payable in U.S. dollars and have been translated into Canadian dollars at the applicable monthly average exchange rates.

(2)

Amounts represent the grant date fair value of the award of 3,500 DSUs to each director. The fair value is determined based on the average of the high and low prices at which the Class B Non-Voting Shares were traded on the TSX or New York Stock Exchange (the “NYSE”), as applicable, on the grant date.

(3)	Includes the dollar value of notional dividends paid or payable in DSUs.

Outstanding Option-Based Awards

The following table sets forth details with respect to stock options held by the directors of the Corporation, other than those that are NEOs, as of August 31, 2013.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Aggregate Value of Unexercised In- the-Money Options(1) ($)
Adrian I. Burns	50,000	26.20	30-Oct-2017	–
George F. Galbraith	50,000	26.20	30-Oct-2017	–
Dr. Richard R. Green	70,000	19.17	02-Jul-2020	434,700
Dr. Lynda Haverstock	70,000	26.20	30-Oct-2017	–
Gregg Keating	20,000	22.27	24-May-2017	62,200
	50,000	26.20	30-Oct-2017
Michael W. O’Brien	50,000	26.20	30-Oct-2017	–
Paul K. Pew	70,000	21.31	15-Jan-2018	284,900
Jeffrey C. Royer	50,000	26.20	30-Oct-2017	–
Jim Shaw(2)	600,000 100,000 350,000	24.52 20.82 19.54	1-Sep-2017 1-Jul-2018 30-Jun-2019	3,016,000
JC Sparkman	50,000	26.20	30-Oct-2017	–
Carl E. Vogel	20,000	16.31	30-Jun-2016	181,400
	50,000	26.20	30-Oct-2017
Sheila C. Weatherill	70,000	21.31	20-Jan-2019	284,900
Willard H. Yuill	50,000	26.20	30-Oct-2017	–

Note:

(1)	Based on the difference between the market value of $25.38 per Class B Non-Voting Share on August 30, 2013 and the exercise price of the options.
(2)	Jim Shaw’s options were granted prior to 2010 in his capacity as CEO of the Corporation.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details on the vesting of awards under the Corporation’s incentive plans during the fiscal year ended August 31, 2013.

Name	Option-Based Awards Value Vested During the Year(1) ($)
Dr. Richard R. Green	101,150
Sheila C. Weatherill	38,325

Note:

(1)

Amounts reported represent the aggregate dollar value that would have been realized if all options that vested during 2013 were exercised on the vesting date. The value is calculated as the difference between the market value on the vesting date and the exercise price of the options.

DDSU Plan

The Corporation has a Directors’ Deferred Share Unit Plan (“DDSU Plan”) under which directors may elect to receive 25%, 50%, 75% or 100% of their annual cash compensation in the form of deferred share units (“DSUs”), provided that any director who has not met the applicable share ownership guideline is generally required to elect to receive at least 25% of his or her annual compensation in DSUs. The number of DSUs to be credited to a director’s account equals such amount of compensation allocated to the DDSU Plan divided by the then current market value of a Class B Non-Voting Share. On each dividend payment date for the Class B Non-Voting Shares, a number of additional DSUs is credited to the director’s DSU account equal to, for each DSU, the amount of the per Class B Non-Voting Share dividend divided by the then current market value of a Class B Non-Voting Share. When the director ceases to be a director, the DSUs will be payable by a cash payment equal to the current market value of a Class B Non-Voting Share for each DSU at the time of payout.

Share Ownership Guideline

The Board supports ownership of the Corporation’s shares by its directors and has established a related share ownership guideline. The guideline level of ownership by each director is such number of Class A Shares, Class B Non-Voting Shares and DSUs having an aggregate market value of at least $250,000. As previously stated, any director who has not met the share ownership guideline is generally required to elect to receive at least 25% of his or her annual compensation in DSUs. Each of the directors meets the share ownership guidelines (see the table under the heading “Business of the Meeting – Election of Directors.”)

Currently, the directors set out for nomination herein as a group own or control a 13.4% economic interest in all of the Corporation’s outstanding share capital, divided as follows: 11.9% by the Shaw family group, as controlling shareholders, and 1.5% by those directors who are not members of the Shaw family group. For these non-controlling directors, this represents an average ownership position in excess of $12 million. The median value of equity (common shares and DSUs) held by these non-controlling directors is approximately $2 million.

For information concerning the shares, DSUs and options held by each director nominated for election at the Meeting, see the table under the heading “Business of the Meeting – Election of Directors.”

OTHER INFORMATION

1.	Securities Authorized for Issuance under Equity Compensation Plans

As of August 31, 2013, the Corporation had one compensation plan under which equity securities of the Corporation are authorized for issuance, as summarized in the table below. Under such plan, options to acquire an aggregate of 19,555,441 Class B Non-Voting Shares were outstanding as of August 31, 2013, representing approximately 4.3% of the Class B Non-Voting Shares issued and outstanding as of such date.

Equity Compensation Plan Information

Plan Category	Number of securities issuable on exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plan
Equity compensation plans approved by security holders(1)	19,555,441	$21.71	11,115,197

Note:

(1)

Stock option plan of the Corporation providing for the issuance of options to directors, officers, employees and consultants of the Corporation. See information under the heading “Statement of Executive Compensation – Incentive Plan Awards – Stock Options”.

2.	Indebtedness of Directors and Executive Officers

The following table sets forth the aggregate indebtedness outstanding as at November 25, 2013 of all directors, executive officers and employees, current or former, of the Corporation or any of its subsidiaries.

Purpose	To The Corporation or its Subsidiaries ($)	To Another Entity ($)
Shares Purchases	Nil	Nil
Other	253,302	Nil

3.	Interest of Informed Persons in Material Transactions

Other than as disclosed herein, management of the Corporation is unaware of any material interest of any director or executive officer of the Corporation, of any management nominee for election as a director of the Corporation or of any person who beneficially owns (directly or indirectly) or exercises control or direction over shares carrying more than 10% of the voting rights attached to all voting shares of the Corporation, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year of the Corporation or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

4.	Normal Course Issuer Bid

On December 5, 2012, the Corporation announced renewal of its normal course issuer bid by which it is authorized to acquire up to an additional 20,000,000 Class B Non-Voting Shares, being approximately 5% of the then public float of Class B Non-Voting Shares, until expiry of the bid on December 6, 2013. To date, no Class B Non-Voting Shares have been repurchased under this normal course issuer bid. The Corporation believes that under the right circumstances purchasing of outstanding Class B Non-Voting Shares constitutes a desirable use of the Corporation’s free cash flow in the best interests of the Corporation and its shareholders and may enhance the value of Class B Non-Voting Shares. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the Corporation as described below.

5.	Additional Information

Financial information of the Corporation is provided in the Corporation’s consolidated corporate financial statements and management’s discussion and analysis thereon for the Corporation’s fiscal year ended August 31, 2013. Such documents and other information concerning the Corporation, including the Corporation’s Business Conduct Standards and Annual Information Form dated November 29, 2013, may be found and downloaded at the Corporation’s profile on www.sedar.com or the Corporation’s website at www.shaw.ca or on request without charge from the Corporate Secretary of the Corporation, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada, T2P 4L4, Telephone (403) 750-4500. Copies of any documents referred to in the proxy circular as being available on the Corporation’s website may also be obtained from the Corporate Secretary of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE

The Board and management of the Corporation recognize that effective corporate governance is central to the prudent direction and operation of the Corporation in a manner that ultimately enhances shareholder value. The following discussion outlines the Corporation’s system of corporate governance.

The corporate governance practices and policies of the Corporation have been developed under the general stewardship of the Corporate Governance and Nominating Committee of the Board responding to evolving laws, policies and practices, including disclosure requirements in National Instrument 58-101 – Disclosure of Corporate Governance Practices, the guidelines in National Policy 58-201 – Corporate Governance Guidelines, the Sarbanes-Oxley Act and the corporate governance rules adopted by the NYSE.

1.	Board & Committee Membership and Independence

The Board is currently comprised of 16 directors. The Board members and their committee membership are outlined in the table below.

In November 2012 the Board adopted a majority voting policy. This policy requires any nominee for election to the Board for which the number of shares withheld is greater than the number of shares voted in favour of the nominee to submit his or her resignation promptly after the meeting to the Board. The Corporate Governance and Nominating Committee will consider the matter and make a recommendation to the Board. The Board’s decision to accept or reject the resignation will be publicly disclosed. This policy does not apply in circumstances involving contested director elections.

The Board defines a director to be “independent” if he or she has no direct or indirect material relationship with the Corporation, as determined by the Board in consultation with the Corporate Governance and Nominating Committee. A “material relationship” is a relationship which, in the Board’s view, could reasonably be expected to interfere with the exercise of a director’s independent judgment. Based on a review of the applicable factual circumstances, including financial, contractual and other relationships, the Board, in consultation with the Corporate Governance and Nominating Committee, has determined that 12 Board members, being 75% of the Board, are independent as outlined in the table below.

	Audit Committee	Corporate Governance & Nominating Committee	Human Resources & Compensation Committee	Executive Committee	Independence Analysis
Peter Bissonnette					Not Independent[1]
Adrian Burns		X		X	Independent
George Galbraith		X			Independent
Dick Green			X		Independent
Lynda Haverstock		X			Independent
Gregg Keating	X				Independent
Michael O’Brien		Chair		X	Independent
Paul Pew	Chair				Independent
Jeff Royer	X				Independent
Brad Shaw				X	Not Independent[2,5]
Jim Shaw					Not Independent[3,5]
JR Shaw				Chair	Not Independent[4,5]
JC Sparkman			X	X	Independent
Carl Vogel	X				Independent
Sheila Weatherill			X		Independent
Willard Yuill			Chair		Independent

Notes:

1.	Peter Bissonnette is the President of the Corporation.
2.	Brad Shaw is the Chief Executive Officer of the Corporation.
3.	JR Shaw is the founder and Executive Chair of the Corporation.
4.	Jim Shaw is the Vice Chair and former Chief Executive Officer of the Corporation.
5.

JR Shaw is the father of brothers, Jim Shaw and Bradley S. Shaw. JR Shaw, Jim Shaw and Bradley S. Shaw are deemed to be, or are related to, the Corporation’s controlling shareholder through the voting trust described under the heading “Voting Procedures – Voting Shares and Principal Holders Thereof”.

6.	For further details about each director of the Corporation nominated for election at the Meeting, see the information under the heading “Business of the Meeting – Election of Directors”.

2.	Board of Directors

The Board has established a written Board mandate which is reviewed, and as considered appropriate, updated on a regular basis by the Corporate Governance and Nominating Committee and the Board. A copy of the Board mandate is included as Exhibit A to this proxy circular.

Duties

The Board has responsibility for supervising and overseeing management of the business and affairs of the Corporation. The Board’s duties include to:

•	appoint, review performance of and approve compensation of senior management;
•	monitor plans for succession, training and development;
•	satisfy itself as to the integrity of senior management and ensure that senior management maintains a culture of integrity throughout the Corporation;
•	approve the Corporation’s strategic objectives, business plans and budgets as discussed below;
•	approve significant strategic transactions, including significant acquisitions, dispositions and financings;
•	identify and assess the principal risks inherent in the business activities of the Corporation and ensure that management takes reasonable steps to implement appropriate systems to manage such risks;
•

ensure that the operational and financial performance of the Corporation, as well as any developments that may have a significant and material impact on the Corporation, are adequately reported to shareholders, regulators and stakeholders on a timely and regular basis; and

•	develop, implement and oversee a disclosure policy to enable the Corporation to communicate effectively with its shareholders and other stakeholders.

Certain responsibilities and powers of the Board have been delegated to committees of the Board as outlined below.

Strategic Planning

With respect to strategic planning, the Board establishes strategic objectives for the Corporation, reviews and approves management’s strategic plans and budgets, and reviews emerging trends, opportunities, risks and issues with management.

The Board receives updates from management on strategic developments generally eight times per year (at the middle and end of each fiscal quarter). The Board reviews adjustments to management’s budgets, plans and objectives as may be required during the year.

Executive Chair

JR Shaw is the Board’s Executive Chair. As such, he has overall responsibility for the stewardship of the Corporation.

The Executive Chair also fulfills the role of chair of the Board, which position is described in the Corporation’s Board Mandate. Responsibilities of the chair include to:

•	facilitate effective operation and management of, and provide leadership to, the Board;
•	act as chair of meetings of the Board;
•	assist in setting the agenda for each meeting of the Board and otherwise bringing forward for consideration matters within the mandate of the Board;
•	facilitate the Board’s interaction with management of the Corporation;
•	act as a resource and mentor and provide leadership for other members of the Board; and
•	perform such other duties and responsibilities as may be delegated to the Executive Chair by the Board.

Lead Director

In fiscal 2004, the Corporation created the position of Lead Director to ensure that the directors have an independent leadership contact and maintain and enhance the quality of the Corporation’s corporate governance practices. Michael O’Brien, an independent director, is the Board’s Lead Director.

The Lead Director position is set out in the Corporation’s Board Mandate. Responsibilities of the Lead Director include to:

•	in conjunction with the Corporate Governance and Nominating Committee of the Board, provide leadership to ensure that the Board functions independently of management of the Corporation;
•	in the absence of the Executive Chair and the Vice Chair, act as chair of meetings of the Board and chair all in camera meetings of the independent directors;
•	recommend, where necessary, the holding of special meetings of the Board;
•	review with the Executive Chair and Chief Executive Officer items of importance for consideration by the Board;
•

as may be required from time to time, consult and meet with any or all of the independent directors and represent independent directors in discussions with management on corporate governance issues and other matters;

•	serve as Board ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;
•

with the Corporate Governance and Nominating Committee, ensure that the Board, committees of the Board, individual directors and senior management understand and discharge their duties and obligations under the Corporation’s system of corporate governance;

•	mentor and counsel new members of the Board to assist them in becoming active and effective directors;
•	with the Corporate Governance and Nominating Committee, facilitate the process of conducting director evaluations;
•	with the Corporate Governance and Nominating Committee, promote best practices and high standards of corporate governance; and
•	perform such other duties and responsibilities as may be delegated to the Lead Director by the Board.

Attendance Record

The Board attendance record for fiscal 2013 is outlined below.

Number and Percentage of Meetings Attended
Director	Audit Committee	Corporate Governance & Nominating Committee	Human Resources & Compensation Committee	Executive Committee	Committees (Total)	Board	Overall Attendance
Peter Bissonnette					N/A	7/7	7/7 (100%)
Adrian Burns		5/5		1/1	6/6	7/7	13/13 (100%)
George Galbraith		5/5			5/5	7/7	12/12 (100%)
Dick Green			4/5		4/5	6/7	10/12 (83%)
Lynda Haverstock		5/5			5/5	7/7	12/12 (100%)
Gregg Keating	4/4				4/4	7/7	11/11 (100%)
Michael O’Brien		5/5		1/1	6/6	7/7	13/13 (100%)
Paul Pew	4/4				4/4	7/7	11/11 (100%)
Jeff Royer	4/4				4/4	7/7	11/11 (100%)
Brad Shaw				1/1	1/1	7/7	8/8 (100%)
Jim Shaw					N/A	7/7	7/7 (100%)
JR Shaw				1/1	1/1	7/7	8/8 (100%)
JC Sparkman			5/5	1/1	6/6	7/7	13/13 (100%)
Carl Vogel	4/4				4/4	7/7	11/11 (100%)
Sheila Weatherill			5/5		5/5	7/7	12/12 (100%)
Willard Yuill			5/5		5/5	7/7	12/12 (100%)

In Camera Sessions

The Board mandate provides that the Board shall hold in conjunction with each Board meeting “in camera” sessions at which non-independent directors and members of management are not in attendance. At each in camera session all independent directors and the Executive Chair meet without any other member of management and then the independent directors meet without any member of management or the Executive Chair. The Lead Director chairs the independent director in camera sessions.

The committees of the Board met in camera in fiscal 2013 as follows:

Audit Committee	4 times
Corporate Governance and Nominating Committee	5 times
Human Resources and Compensation Committee	4 times

Interlocking Directorships

The interlocking directorships are listed below. The Board is of the view that neither of these interlocking directorships affects the independence of the respective members of the Board.

Issuer	Director	Position with Issuer
Liberty Global, Inc.	Richard Green	director and member of the corporate governance committee
	JC Sparkman	director and chair of the compensation committee

Universal Electronics Inc.	JC Sparkman	director and chair of the compensation committee and member of the corporate governance and nominating committee
	Carl E. Vogel	director and member of the audit committee

The Board addresses interlocking directorships on a case-by-case basis. The Corporate Governance and Nominating Committee considers the effect of interlocking directorships on director independence when considering nominees as new directors. Existing directors are subject to the Corporation’s Outside Directorship Guidelines.

Committees of the Board

Subject to applicable law, the Board delegates certain of its powers, duties and responsibilities to committees of the Board. The Board has established four standing committees as discussed below.

3.	Audit Committee

The Audit Committee is comprised of Paul K. Pew (Chair), Jeffrey C. Royer, Carl E. Vogel and Gregg Keating. Each member of the Audit Committee is an independent director and is considered to be financially literate. Each of Paul K. Pew, Jeffrey C. Royer and Carl E. Vogel also qualify as a “financial expert” under the Sarbanes-Oxley Act and other applicable regulatory requirements.

A copy of the Audit Committee charter is included in the Corporation’s AIF and is available on the Corporation’s website.

Duties

The Audit Committee of the Board is responsible for overseeing the integrity of the Corporation’s financial reporting process. In this regard, the Audit Committee duties include:

•	reviewing the Corporation’s annual and interim financial statements and related public disclosure;
•	monitoring the effectiveness and integrity of the Corporation’s financial reporting, internal control and related management information systems;
•	monitoring the effectiveness and integrity of the Corporation’s disclosure processes and controls,
•

evaluating the qualifications and performance of the Corporation’s external auditors and implementing practices to preserve their independence, including reviewing engagements to be provided by the external auditors, and

•	reviewing the engagement of the external auditors, including any engagement of the external auditors to perform non-audit services;
•	reviewing the audit plan with the external auditors and management and overseeing the audits conducted by the Corporation’s external auditors; and
•	reviewing all significant auditing and accounting practices and policies and any proposed changes with respect thereto.

With respect to internal controls over financial reporting, the Corporation has conducted an evaluation of the effectiveness of its system of internal controls over financial reporting and concluded that the Corporation’s system of internal controls over financial reporting was effective as of August 31, 2013 and that the Corporation is in compliance with the requirements of Section 302 of the Sarbanes-Oxley Act.

Internal Audit

The Audit Committee is also responsible for overseeing the work of the Corporation’s Risk and Compliance department (internal audit) whose mandate is to provide objective audit services in order to evaluate and improve the effectiveness of internal controls, disclosure processes and risk management activities. In that regard, the Audit Committee reviews the internal audit procedures and all reports issued by the internal auditor.

Risks

In respect of those risk areas that the Board has assigned oversight responsibility, the Audit Committee identifies and reviews with management the principal risks facing the Corporation and ensures that management has in place policies and systems to assess and manage these risks. As part of this process, the Audit Committee regularly reviews reports and discusses significant risk areas with the Corporation’s external auditors.

Whistleblower and Fraud

As part of its oversight of the integrity of the Corporation’s internal controls, the Audit Committee specifically reviews and addresses fraud prevention and other procedures. Under the Corporation’s Business Conduct Standards, the Corporation has also implemented procedures to ensure that concerns and complaints with respect to accounting, auditing, internal control and public disclosure matters, among others, are brought to the attention of the Audit Committee.

Chair

The mandate of the Audit Committee outlines the chair’s responsibilities, which include: organizing the committee’s affairs, chairing its meetings, providing guidance to the members, retaining outside experts as required and reporting to the Board on the committee’s work.

4.	Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of Michael O’Brien (Chair), Adrian Burns, George Galbraith and Lynda Haverstock. Each member of the Corporate Governance and Nominating Committee is an independent director.

A copy of the Corporate Governance and Nominating Committee charter is available on the Corporation’s website.

Duties

The Corporate Governance and Nominating Committee of the Board is responsible for developing and monitoring the Corporation’s approach to corporate governance in accordance with good corporate practice and applicable laws and policies. In particular, the Corporate Governance and Nominating Committee is responsible for overseeing the role, composition, structure and effectiveness of the Board and its committees. In this regard, the Corporate Governance and Nominating Committee’s duties include:

•	establishing and reviewing the mandates of the Board and its committees;
•	identifying and evaluating candidates for nomination to the Board;
•	overseeing the orientation and education programs for directors;
•	assessing the effectiveness of the Board, its committees and individual directors;
•

establishing, reviewing and assessing compliance with general corporate policies and practices, such as the code of conduct, the related party transaction policies and securities trading guidelines; and

•	managing the orderly succession of directors to maintain an appropriate complement of experience and skills on the Board.

Nomination of Directors

With the Executive Chair and the Lead Director, the Corporate Governance and Nominating Committee identifies potential candidates for the Board and reviews their qualifications. In particular, the Corporate Governance and Nominating Committee assesses, among other factors, industry experience, functional expertise, financial literacy and expertise, board experience and background. The Corporation is sensitive to gender and cultural diversity matters at all levels of the organization and has undertaken and will continue to undertake a variety of initiatives in that regard. The Corporate Governance and Nominating Committee recognizes the benefits that diversity of backgrounds brings to the Corporation and currently as to gender there are three female and nine male independent directors on the Board. Upon such review of these matters, and after conducting appropriate due diligence, the Corporate Governance and Nominating Committee makes recommendations on candidates to the Board.

Orientation and Continuing Education

The Corporate Governance and Nominating Committee is responsible for the orientation for new directors. The orientation includes an overview of the Corporation’s history and operations, a review of industry conditions and competition, an introduction to the Corporation’s management team and corporate and business information such as the Corporation’s written policies and guidelines.

The Board members are expected to be informed about issues affecting the Corporation’s business, governance and other related issues. In this regard, the Corporation undertakes ongoing education initiatives at the Board level. Director education requirements are overseen by the Corporate Governance and Nominating Committee. Presentation topics are selected by management or requested by Board members. These presentations may occur at regularly scheduled meetings or at dedicated strategic planning meetings. Presentations are made by internal and external experts on a wide range of topics relevant to the current and future direction of the Corporation. Topics covered in fiscal 2012 and 2013 include: market research, including customer engagement, trends and competition for distribution (cable, business and satellite); convergence and other developments in media; technological developments and outlook such as Wi-Fi, news and other media production; regulatory matters; and other corporate initiatives. In October 2012, Board members participated in a site visit to the Corporation’s media facilities in Toronto. A list of meetings in fiscal 2012 and 2013 where educational topics were covered is set out in the table below.

	Attendees	Timing
Senior management presentation on performance and emerging issues	Full Board	Quarterly

Corporate governance updates on new requirements and emerging issues and practices	Corporate Governance and Nominating Committee	Quarterly

Changes in generally accepted accounting principles	Audit Committee	Quarterly

Compensation trends and benchmarking	Human Resources and Compensation Committee	Quarterly

Strategic Planning meetings	Full Board	April 2013 October 2012 April 2012 October 2011

Board and Committee Assessments

The Corporate Governance and Nominating Committee reviews the effectiveness of the Board, its committees and individual directors. The Corporate Governance and Nominating Committee conducts an annual survey of each of the directors by a confidential questionnaire that addresses the effectiveness of the operation of the Board and the committee that the director is a member of as well as director self-evaluation. The survey results are compiled by an outside consultant and strengths and areas which might be strengthened are summarized. The Corporate Governance and Nominating Committee reviews recommendations arising out of the evaluations and makes recommendations as it considers appropriate. The results of the survey are shared with the Board.

Review of Charters

Each of the Audit Committee and the Human Resources and Compensation Committee review annually their committee charters and recommend any changes to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee considers these recommendations and reviews annually the charters for each of the Board committees and the mandate of the Board and recommends any changes to the Board for consideration and approval.

Chair

The mandate of the Corporate Governance and Nominating Committee outlines the chair’s responsibilities, which include: organizing the committee’s affairs, chairing its meetings, providing guidance to the members, retaining outside experts as required and reporting to the Board on the committee’s work.

5.	Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of Willard Yuill (Chair), Dick Green, JC Sparkman and Sheila Weatherill. Each member of the Human Resources and Compensation Committee is an independent director.

A copy of the Human Resources and Compensation Committee charter is available on the Corporation’s website.

Duties

The Human Resources and Compensation Committee is responsible for the Corporation’s human resources, including compensation of Board members and management and the Corporation’s compensation policies such as incentive-compensation (bonus) plans, employee success sharing plans, pension plans, employee benefit plans and the structure and granting of stock options, RSUs and other equity-based compensation. The Human Resources and Compensation Committee also approves the appointment of senior management recruited from outside the Corporation, as well as the promotion of senior management within the Corporation. In this regard, the Human Resources and Compensation Committee’s duties include:

•	review and approve significant human resource philosophy, strategies, policies, processes and plans of the Corporation;
•	develop descriptions of the responsibilities of senior executives (including the Chief Executive Officer) and the objectives of the Corporation for which such executives are responsible for meeting;

•	evaluate the performance of the Chief Executive Officer and other senior executives against predetermined goals and criteria;
•	review the total compensation to be paid to the NEOs and the other executives of the Corporation and recommend the approval of NEO compensation to the Board;
•	review and report periodically to the Board on the Corporation’s succession plans for senior executive positions, including the appointment, promotion, training and evaluation of executives;
•	review employee recruitment, retention and succession programs;
•	review and monitor the Corporation’s occupational health and safety programs;
•	review and recommend to the Board the total compensation to be paid to directors of the Corporation;
•	meet with management and external consultants or advisors on human resource matters;
•	review and approve the terms of engagement of each compensation consultant retained to assist the Committee in determining senior executive and/or director compensation;
•	review and approve the scope of work to be undertaken by such compensation consultants for the Committee on an annual basis; and
•

engage and set the terms of engagement of independent external advisors, including independent legal counsel at the Corporation’s expense, as the Committee may deem necessary or desirable to carry out its duties.

Compensation of Management

In respect of management, the Human Resources and Compensation Committee is responsible for ensuring that appropriate and effective human resource recruitment, development, compensation, retention, succession planning (including appointing, training and monitoring senior management) and performance evaluations programs are developed and implemented in conformity with the Corporation’s strategic objectives and with a view to attracting and retaining the best qualified management and employees. The committee annually reviews, approves and reports to the Board the compensation of the senior executives of the Corporation, and recommends for approval by the Board compensation for the NEOs. The performance of the Corporation and its individual executive officers during the fiscal year is taken into consideration when the Committee conducts its annual executive compensation review. The Committee also takes into consideration the compensation of similar positions within the Corporation’s comparator group to ensure that the level of executive compensation is competitive and effective in attracting and retaining outstanding executive talent.

Chief Executive Officer

The Human Resources and Compensation Committee monitors the corporate objectives that the Chief Executive Officer is responsible for meeting on an annual basis and regularly reviews whether such objectives are being met.

Compensation of the Board

In respect of the Board, the Human Resources and Compensation Committee is charged with the responsibility of reviewing the adequacy and form of the compensation of directors. It considers time commitment, responsibilities and fees paid by the Corporation’s peer group in determining remuneration to ensure the Corporation continues to retain and attract the best individuals. Directors may receive their compensation in the form of DSUs, cash or a combination of the two.

Compensation Consultants

From time to time, the Human Resources and Compensation Committee retains independent human resources consultants to provide expert advice and opinions on compensation and other matters. In respect of fiscal 2012 and 2013, the Corporation retained Mercer to provide director and senior executive compensation as well as actuarial and other pension-related services. (For fee detail, see “Statement of Executive Compensation – Executive Compensation-Related Fees”.)

Chair

The mandate of the Human Resources and Compensation Committee outlines the chair’s responsibilities, which include: organizing the committee’s affairs, chairing its meetings, providing guidance to the members, retaining outside experts as required and reporting to the Board on the committee’s work.

6.	Executive Committee

The Executive Committee is comprised of JR Shaw (Chair), Adrian Burns, Michael O’Brien, Brad Shaw and JC Sparkman. Each of Adrian Burns, Michael O’Brien, and JC Sparkman is an independent director.

A copy of the Executive Committee charter is available on the Corporation’s website.

The Executive Committee carries out all matters that may be specifically and lawfully delegated to it by the Board. In particular, the Executive Committee exercises the powers of the Board in circumstances where, following initial approval of a matter by the full Board, the Board delegates approval of certain aspects to the Executive Committee. Matters reviewed and approved by the Executive Committee are in most circumstances referred back to the full Board for ratification, confirmation and approval at the next meeting of the Board.

7.	Corporate Governance Policies

Code of Conduct

The Corporation has adopted a set of Business Conduct Standards, which apply to all directors, officers and employees of the Corporation. The Corporate Governance and Nominating Committee, with the assistance of the Corporation’s Business Conduct Standards Committee (a committee of management representatives from each of the Operations, Human Resources, Legal and Finance departments which meets regularly throughout the year), is responsible for monitoring compliance with the Business Conduct Standards and for approving waivers of such standards. No such waivers for directors or officers of the Corporation have been granted as of the date hereof.

The Corporation’s Business Conduct Standards address such matters as conflicts of interest, confidential information, and the protection and proper use of the Corporation’s assets. The Business Conduct Standards also include procedures for the submissions of complaints or concerns that employees may have regarding compliance with corporate policies or applicable laws or with respect to accounting, internal control and auditing matters.

The Board monitors compliance with the Business Conduct Standards through the Corporate Governance and Nominating Committee and the Audit Committee, with the assistance of the Corporation’s Business Conduct Standards Committee. Each such Board committee receives updates on matters relating to the Business Conduct Standards that are relevant to it.

No material change reports have been filed since the beginning of the Corporation’s most recently completed financial year that pertain to any conduct of a director or executive officer that constitutes a departure from the Business Conduct Standards.

Related Party Transaction Policy

Transactions or agreements in respect of which a director or executive officer of the Corporation has a material interest are subject to the Related Party Transaction Policy. For any such transactions or agreements, the director or officer is required to disclose his or her interest in accordance with the Related Party Transaction Policy, the Business Conduct Standards and the Business Corporations Act (Alberta). When applicable, he or she is also required to excuse him or herself from any consideration or vote relating to such transaction or agreement.

At each quarterly meeting, each of the Audit Committee and the Corporate Governance and Nominating Committee reviews the fairness of any potential transactions in which a director or officer of the Corporation may be involved or connected, if any.

Communications Policy

The Corporation has adopted corporate disclosure guidelines with respect to the dissemination of material information in a timely manner to all shareholders in accordance with applicable securities laws. Under such guidelines, the Board, upon recommendation of the Audit Committee, approves annual and quarterly reports to shareholders, as well as other material public communications.

All quarterly and annual financial statements, material press releases, investor presentations and other corporate governance-related materials are posted immediately on the Corporation’s website. With respect to the release of its quarterly financial results, the Corporation provides Internet and telephone conference call access to interested parties.

Investor enquiries receive a response through the Finance department of the Corporation or through an appropriate officer of the Corporation.

DIRECTOR APPROVAL

The contents and sending of this proxy circular have been approved by the Board of Directors of the Corporation.

(signed) PETER A. JOHNSON

General Counsel and Corporate Secretary

November 25, 2013

EXHIBIT A

MANDATE OF THE BOARD OF DIRECTORS

This Mandate of the Board of Directors (the “Board”) of Shaw Communications Inc. (the “Corporation”) was adopted June 28, 2012.

I.	Mandate

The Board has responsibility for supervising and overseeing management of the business and affairs of the Corporation consistent with its powers and obligations under the Business Corporations Act (Alberta) (the “ABCA”) and under other legal and regulatory requirements applicable to a corporation that is a reporting issuer in Canada and the United States and whose securities are listed on the Toronto Stock Exchange and the New York Stock Exchange.

In this regard, the Board shall, in accordance with the Corporation’s Articles and By-laws:

•	manage the business and affairs of the Corporation;
•	act honestly and in good faith with a view to the best interests of the Corporation; and
•	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

The Board will fulfill its mandate primarily by carrying out the responsibilities and duties set forth in Section IV of this Mandate.

II.	Composition

Pursuant to the terms of the Articles of the Corporation, the Board shall consist of a minimum of 8 and a maximum of 20 directors. In accordance with applicable regulatory requirements, at least 80% of the members of the Board shall be Canadian citizens.

The Board shall be comprised of a majority of directors that meet the independence, expertise and other membership requirements under applicable laws and any other applicable policies established by the Board.

The members of the Board shall be elected annually by shareholders of the Corporation or as otherwise provided by the Articles. Each member of the Board shall serve until the next annual general meeting of shareholders of the Corporation or until his or her earlier resignation or removal from the Board.

The Chair of the Board shall be appointed by the Board from among its members and shall carry out the responsibilities and duties set forth in Section VI of this Mandate. The Board may also appoint, from time to time, an independent Lead Director from among its members to provide leadership to the independent directors of the Board and carry out the responsibilities and duties set forth in Section VII of this Mandate.

III.	Meetings

The Board shall meet at least quarterly and more frequently as circumstances require or as requested by a member of the Board or a senior officer of the Corporation.

Notice of each meeting of the Board shall be given to each member of the Board as far in advance of the time for the meeting as practicable, but in any event, not later than 24 hours preceding the time of the meeting (unless waived by all members of the Board). Each notice of meeting shall state the nature of the business to be transacted at the meeting in reasonable detail and to the extent practicable, be accompanied by copies of documentation to be considered at the meeting.

A quorum for the transaction of business at a meeting shall consist of not less than a majority of the members of the Board. Members of the Board may participate in any meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other, and a member participating by any such means shall be deemed to be present at that meeting.

Senior management of the Corporation and other parties may attend meetings of the Board, as may be deemed appropriate by the Board. The Board shall schedule in camera independent director sessions to be held in conjunction with each Board meeting. The independent directors may also meet in camera at other appropriate times. The Lead Director shall chair in camera independent director sessions.

Minutes shall be kept of all meetings of the Board (other than in camera sessions) and shall be signed by the Chair and Secretary of the meeting.

IV.	Responsibilities and Duties of the Board

To fulfill its mandate, the Board shall be charged with the specific responsibilities and duties set out in this Section IV. To the extent permissible under applicable law and the Corporation’s Articles and By-laws, the Board may delegate such responsibilities and duties to committees of the Board constituted in accordance with Section V of this Mandate.

While the ABCA and Corporation’s By-laws provide that the Board shall “manage the business and affairs” of the Corporation, the Board operates by delegating certain of its authorities to management of the Corporation and by reserving certain powers to itself.

In this regard, the Board expects management of the Corporation, including the Chief Executive Officer (the “CEO”) and other senior executives of the Corporation, to provide day-to-day leadership and management of the Corporation and to achieve the overall objectives and policies established by the Board. In particular, the CEO is expected to lead the Corporation and to formulate corporate strategies and policies that are presented to the Board for approval. The Board approves the strategies of the Corporation and the objectives and policies within which it is managed, and then evaluates the performance of the CEO and management. Reciprocally, the CEO and management shall keep the Board fully informed, in a timely and candid manner, of the progress of the Corporation towards the achievement of the goals, objectives or policies established by the Board. Once the Board has approved the strategies and policies, it shall act in a unified and cohesive manner in supporting and guiding the CEO and senior management of the Corporation.

The Board’s principal responsibilities and duties fall into the general categories described below.

1.	Selection and Oversight of Management

The Board has the responsibility to:

•	select and appoint the CEO and senior management of the Corporation;
•	review the performance of the CEO and senior management;
•	approve the compensation of the CEO and senior management;
•	ensure that plans have been made for management succession, training and development;
•	provide advice and counsel to the CEO and senior management in the execution of their duties; and
•	satisfy itself as to the integrity of the CEO and senior management, and
•	ensure that such officers create a culture of integrity throughout the Corporation.

2.	Strategic Planning

The Board has the responsibility to:

•	review and approve the Corporation’s long-term strategic objectives and monitor the Corporation’s progress in reaching such strategic objectives;
•	review and approve the business plans, consolidated budgets and other similar plans of the Corporation on an annual basis and monitor the implementation of such plans;
•

review and approve significant strategic transactions that are not considered to be in the ordinary course of business as well as other items of significance, including significant acquisitions, dispositions and financings; and

•	identify and review other matters of significance that require approval or input of the Board.

3.	Monitoring and Acting

The Board has the responsibility to:

•

identify and assess the principal risks inherent in the business activities of the Corporation and ensure that management takes all reasonable steps to implement appropriate systems to manage such risks;

•	ensure that management implements and maintains effective internal controls over financial reporting, disclosure controls and procedures and management information systems;
•

develop, review and monitor the Corporation’s approach to corporate governance, including developing the Corporation’s corporate governance guidelines and measures for receiving shareholder feedback; and

•	adopt and monitor compliance with, a code of business conduct applicable to directors, officers and employees of the Corporation.

4.	Reporting

The Board has the responsibility to:

•

ensure that the operational and financial performance of the Corporation, as well as any developments that may have a significant and material impact on the Corporation, are adequately reported to shareholders, regulators and stakeholders on a timely and regular basis;

•	ensure that the financial performance of the Corporation is reported fairly and in accordance with the Corporation’s disclosed accounting principles and applicable laws and regulations; and
•	develop, implement and oversee a disclosure policy to enable the Corporation to communicate effectively with its shareholders and other stakeholders.

5.	Legal Requirements

The Board is responsible for ensuring overall compliance with legal and regulatory requirements applicable to the Corporation.

The Board also has the responsibility for considering, as a full Board, the following matters that in law may not be delegated to management of the Corporation or to a committee of the Board:

•	any submission to shareholders of the Corporation of a question or matter requiring their approval;
•	filling of a vacancy among the directors or in the office of auditors of the Corporation;
•	issuance of securities;
•	declaration of dividends;
•	purchase, redemption or any other form of acquisition of shares issued by the Corporation;
•

payment of a commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•	approval of management proxy circulars;
•	approval of any take-over bid circular or directors’ circular;
•	approval of annual financial statements, management discussion and analysis and annual information forms; and
•	adoption, amendment or repeal of the By-laws.

6.	Board Functioning

The Board has the responsibility to:

•	manage its own affairs, including developing its own agendas and procedures;
•	consider, on an annual basis, the composition and size of the Board and its impact, if any, on the Board’s effectiveness;
•	identify and approve prospective nominees to the Board;
•	ensure that there is a comprehensive orientation session for directors, as well as other continuing education opportunities;
•	regularly assess the effectiveness and contribution of the Board, its committees and each individual director;
•	determine the compensation of directors; and
•	otherwise establish and review its own policies and practices from time to time.

V.	Committees of the Board

The Board may establish committees of the Board and delegate its duties and responsibilities to such committees, where legally permissible. The Board shall appoint the members to any such committee and shall oversee their performance.

In accordance with applicable laws, policies and guidelines of securities regulatory authorities, the Board shall appoint the following standing committees, each comprised of at least a majority of independent directors:

•	Audit Committee;
•	Corporate Governance and Nominating Committee; and
•	Human Resources and Compensation Committee.

In addition, the Board has appointed an Executive Committee. The Executive Committee will have not fewer than a majority of independent directors.

VI.	Terms of Reference for the Chair

To fulfill his or her responsibilities and duties, the Chair of the Board shall:

•	facilitate the effective operation and management of, and provide leadership to, the Board;
•	act as chair of meetings of the Board;
•	assist in setting the agenda for each meeting of the Board and in otherwise bringing forward for consideration matters within the mandate of the Board;
•	facilitate the Board’s interaction with management of the Corporation;
•	act as a resource and mentor and provide leadership for other members of the Board; and
•	perform such other duties and responsibilities as may be delegated to the Chair by the Board from time to time.

VII.	Terms of Reference for Lead Director

The Lead Director will facilitate the functioning of the Board independently of the Corporation’s management and will also maintain and enhance the quality of Shaw’s corporate governance practices.

The Lead Director will:

•	in conjunction with the Corporate Governance and Nominating Committee of the Board, provide leadership to ensure that the Board functions independently of management of the Corporation;
•	act as chair of in camera independent director sessions and, in the absence of the Executive Chair and the Vice Chair, act as chair of meetings of the Board;
•	recommend, where necessary, the holding of special meetings of the Board;
•	review with the Executive Chair and Chief Executive Officer items of importance for consideration by Board;
•

as may be required from time to time, consult and meet with any or all of Shaw’s independent directors at the discretion of either party and with or without the attendance of the Executive Chair, and represent such directors in discussions with management of the Corporation on corporate governance issues and other matters;

•	serve as Board ombudsman, so as to ensure that questions or comments of individual directors are heard and addressed;
•

with the Corporate Governance and Nominating Committee, ensure that the Board, committees of the Board, individual directors and senior management of the Corporation understand and discharge their duties and obligations under the Corporation’s system of corporate governance;

•	mentor and counsel new members of the Board to assist them in becoming active and effective directors;
•	with the Corporate Governance and Nominating Committee, facilitate the process of conducting director evaluations;
•	with the Corporate Governance and Nominating Committee, promote best practices and high standards of corporate governance; and
•	perform such other duties and responsibilities as may be delegated to the Lead Director by the Board from time to time.

VIII.	Terms of Reference for Individual Directors

As a member of the Board, each director will act honestly, in good faith and in the best interests of the Corporation. Each director will exercise the care, diligence and skill of a reasonably prudent person and will fulfil all legal and fiduciary obligations of a director.

1.	General

Each director is expected to:

•	act and speak honestly and with integrity;
•	demonstrate high ethical standards;
•	support principled and ethical business practices and a culture of integrity;
•	maintain a solid understanding of the role, responsibilities and duties of a director;
•	understand conflict of interest issues and declare real or perceived conflicts;
•	be an effective ambassador and representative of the Corporation; and
•	comply with applicable laws, the Corporation’s Articles, By-laws, business conduct standards and other policies.

2.	Skills and Experience

Each director shall:

•	demonstrate skills and experience that are complementary to other directors of the Board and that are valuable in light of the Corporation’s business and strategic direction;
•	develop and maintain a strong understanding of the Corporation’s business, operations, products, financial position, industry and markets;
•	apply his or her knowledge, experience and expertise to issues confronting the Corporation;
•	participate in on-going training and continuing education as may be required or desirable; and
•	serve as a helpful resource to the Board and to management, where necessary or appropriate.

3.	Preparation, Attendance and Availability

Each director shall:

•	maintain an excellent attendance record for meetings of both the Board and committees of the Board;
•

prepare for meetings of the Board and committees of the Board, by reading reports and background materials and by otherwise preparing in a manner that will assist the director in evaluating and adding value to meeting agenda items;

•	be available and accessible to other members of the Board and to management of the Corporation, as needed; and
•	have the necessary time and commitment to fulfill all responsibilities as a member of the Board and committees of the Board.

4.	Communication and Interaction

Each director shall:

•	participate fully and frankly in Board deliberations and discussions and contribute meaningfully and knowledgeably to Board discussions;
•	work effectively with, and be collegial and respectful towards, fellow directors and management of the Corporation;
•	encourage free and open discussion by the Board with respect to the business and affairs of the Corporation;

•	communicate with the Chair and Chief Executive Officer of the Corporation, as appropriate, including when planning to introduce significant or new information or material at a meeting of the Board;
•	act and speak independently and exercise independent judgment; and
•	respect confidentiality.

5.	Committee Work

Each director is expected to:

•	participate as a member of a committee of the Board, when requested; and
•	become knowledgeable about the purpose and objectives of any committee of the Board on which the director serves.

IX.	Resources

The Board shall have the authority to retain legal, accounting and other outside consultants and advisors to advise it. The Board, shall also implement a system whereby individual directors may engage an outside advisor, at the expense of the Corporation, to provide consultation and advice in appropriate circumstances.

Exhibit 2

SHAW COMMUNICATIONS INC. CLASS A PARTICIPATING SHARES PROXYTHIS PROXY IS SOLICITED BY MANAGEMENT OF SHAW COMMUNICATIONS INC. (THE “CORPORATION”) FOR THE ANNUAL GENERAL MEETING (THE “MEETING”) OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON TUESDAY, JANUARY 14, 2014 AT 11:00 A.M. (MOUNTAIN TIME) AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.I/We, being holder(s) of Shaw Communications Inc. (the “Company”), hereby appoint: JR SHAW of Calgary, Alberta, or failing him, BRADLEY S. SHAW of Calgary, Alberta OR Print the name of the person you are appointing if this person is someone other than the individuals listed above as the nominee of the undersigned to attend and act for the undersigned at the Meeting, in the same manner, to the same extent and with the same power as if the undersigned were present at the meeting or at any adjournment or adjournments thereof, including the right to appoint a substitute proxyholder; and without limiting the general authorization and powers hereby given, the undersigned shareholder specifies and directs the persons above named that the shares registered in the name of the undersigned shall be voted as indicated below. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXESElection of Directors FOR WITHHOLD 1.1 Peter Bissonnette 1.2 Adrian Burns 1.3 George Galbraith 1.4 Richard Green 1.5 Lynda Haverstock 1.6 Gregory Keating1.7 Michael O’Brien1.8 Paul Pew 1234567892012 9999999999 1111 99999990 Control Number FOR WITHOLD 1.9 Jeffrey Royer1.10 Bradley Shaw1.11 Jim Shaw1.12 JR Shaw 1.13 JC Sparkman1.14 Carl Vogel1.15 Sheila Weatherill1.16 Willard Yuill FOR WITHHOLDAppointment of Ernst & Young LLP as auditors for the ensuing year and authorize the directors to set their remuneration. Unless otherwise indicated above, this proxy is to be voted in favour of each of the resolutions in respect of the election of directors and the appointment of the auditors, all as referred to above. If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or if any other matters properly come before the Meeting, discretionary authority is hereby conferred with respect thereto.Signature(s) Date

Proxy Form – Annual Meeting of Shareholders of Shaw Communications Inc. to be held on January 14, 2014 (the “Meeting”)Notes:This form of proxy is for use of holders of Class A Participating Shares of the Corporation only.This proxy is solicited on behalf of the management of the Corporation and the costs thereof will be borne by the Corporation.A shareholder has the right to appoint a proxyholder (who need not be a shareholder) other than the persons designated above to attend and act for the shareholder at the Meeting. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided above and strike out the other names or may submit another appropriate proxy. This proxy should be signed in the exact manner as the name(s) appear on the proxy. If the shares are registered in the name of more than one owner (for example, joint owners, trustees, executors), then all registered owners should sign this form. If the shares are registered in the name of a corporation or other form of legal entity, this form must be signed by the authorized attorney or officer. If a proxy is signed by a person acting as an authorized attorney or officer or in some other representative capacity, documentation evidencing qualification and authority to act may be required. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.If this proxy is duly deposited with CST Trust Company, the shares represented will be voted or withheld from voting as directed by the shareholder, but if no direction is made, this proxy will be voted in favour of the above matters. If the shareholder specifies in this proxy with respect to any matters to be acted upon, such shares shall, in the event of a poll on such matters, be voted in accordance with the specifications so made. This proxy confers discretion on the proxyholder with respect to amendments to matters identified in the notice of the Meeting and other matters that may properly come before the meeting.This proxy should be read in conjunction with the accompanying documentation. HOW TO VOTEINTERNETGo to www.proxypush.ca/xxxCast your vote onlineView Meeting documents TELEPHONE Use any touch-tone phone, call toll free in Canada and United States 1-xxx-xxx-xxxx and follow the voice instructionsTo vote by telephone or Internet you will need your control number. If you vote by Internet or telephone, do not return this proxy.To vote using your smartphone, please scan this QR Code MAILComplete and return your signed proxy in the envelope provided to: CST Trust Company P.O. Box 721 Agincourt, ON M1S 0A1FAXFax your proxy to 416-368-2502 or toll free in Canada and United States to 1-866-781-3111.EMAILScan and email to proxy@canstockta.com.Please visit www.canstockta.com/electronicdelivery and enrol to receive all future investor documents electronically. All proxies must be received by 11:00 a.m. (Mountain time) on January 10, 2014, or if the Meeting is adjourned or postponed, not less than 48 hours prior to such adjournment or postponement (excluding Saturdays, Sundays and holidays).